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EXHIBIT 99.1

Report to Shareholders for the third quarter ended September 30, 2013

THIRD QUARTER 2013
 Report to shareholders for the period ended September 30, 2013

Suncor Energy reports third quarter results

All financial figures are unaudited and presented in Canadian dollars (Cdn$) unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of Suncor's Management's Discussion and Analysis, dated October 30, 2013 (the MD&A). See also the Advisories section of the MD&A. References to Oil Sands operations production and cash operating costs exclude Suncor's interest in Syncrude's operations.

"This quarter's results reflect a significant step forward in our drive to increase profitability," said Steve Williams, president and chief executive officer. "We achieved record Oil Sands production in the quarter as a result of debottlenecking activities that unlocked production in our mining operations, increased our operational flexibility and added incremental barrels at a low cost."

•
Operating earnings (1) of $1.426 billion ($0.95 per common share), including record operating earnings for the Oil Sands segment, and net earnings of $1.694 billion ($1.13 per common share).

•
Cash flow from operations (1) of $2.528 billion ($1.69 per common share).

•
Record average quarterly production of 396,400 barrels per day (bbls/d) at Oil Sands operations and lower cash operating costs (1) of $32.60 per barrel.

•
Suncor completed the sale of a significant portion of its natural gas business in Western Canada for proceeds of $1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $130 million.

•
On October 30, 2013, the Fort Hills oil sands mining project received sanction. The project is expected to provide Suncor with up to 73,000 bbls/d of bitumen, with first oil expected as early as the fourth quarter of 2017.

(1)
Non-GAAP financial measures. See page 5 for a reconciliation of net earnings to operating earnings. ROCE excludes capitalized costs related to major projects in progress.

(2)
Figures for 2013 include production related to the sale of the company's natural gas business, discussed above (41,000 barrels of oil equivalent per day (boe/d) for the third quarter of 2013, 43,000 boe/d for the second quarter of 2013 and 45,200 boe/d for the first quarter of 2013).

Financial Results

Suncor Energy Inc. recorded third quarter 2013 operating earnings of $1.426 billion ($0.95 per common share), compared to $1.292 billion ($0.84 per common share) for the third quarter of 2012. Strong operating earnings included a record for the Oil Sands segment which was driven by record production, strong reliability and favourable pricing for western Canadian crude oil. The integrated model enabled the company to capture the strength in inland pricing through its Oil Sands operations while continuing to realize incremental profit by obtaining global-based pricing through the company's refining operations and vast logistics network.

Cash flow from operations was $2.528 billion ($1.69 per common share) for the third quarter of 2013, compared to $2.743 billion ($1.79 per common share) for the third quarter of 2012, and decreased due to incremental current income tax expense the company had anticipated for its Canadian operations, which was partially offset by the positive factors that impacted operating earnings.

Net earnings were $1.694 billion ($1.13 per common share) for the third quarter of 2013, compared with net earnings of $1.544 billion ($1.01 per common share) for the third quarter of 2012, and were impacted by the same factors that affected operating earnings. Net earnings for the third quarter of 2013 included an after-tax gain of $130 million on the sale of a significant portion of the company's natural gas business in Western Canada. The sale is consistent with Suncor's strategy to focus on a core portfolio of high return assets. Net earnings for the third quarter of 2013 also included an after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt of $138 million, compared to $252 million in the prior year quarter.

ROCE (excluding major projects in progress) for the twelve months ended September 30, 2013 was 8.6%, compared to 12.4% for the twelve months ended September 30, 2012. ROCE for the twelve months ended September 30, 2013 was reduced by 4.3% due to an after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project recorded in the fourth quarter of 2012, in addition to an after-tax charge of $127 million recorded in the first quarter of 2013 as a result of not proceeding with the project.

Operating Results

Suncor's total upstream production rose to an average of 595,000 boe/d in the third quarter of 2013 from 535,300 boe/d in the third quarter of 2012.

Production volumes for Oil Sands operations increased 16% to a record quarterly average of 396,400 bbls/d in the third quarter of 2013, compared to 341,300 bbls/d in the third quarter of 2012. Factors contributing to the step change in production included the ongoing ramp up of production at Firebag, successful execution of debottlenecking projects, solid performance in mining and strong upgrading reliability. The company commissioned its hot bitumen assets in the quarter, which are comprised of an insulated pipeline from Firebag to Suncor's Athabasca terminal, bitumen cooling and blending facilities, and capacity to import third-party diluents. This new infrastructure and logistics capability has increased the takeaway capacity of bitumen and unlocked production in mining.

Production for Oil Sands operations was reduced in September as a result of planned maintenance at the Upgrader 2 vacuum tower and related units, which was successfully completed in October. This marks the completion of major planned maintenance activities in Oil Sands for the year and sets the foundation for a strong fourth quarter.

Sales volumes for Oil Sands operations increased to an average of 371,800 bbls/d for the third quarter of 2013, compared to 345,400 bbls/d in the prior year quarter, as a result of increased production, partially offset by a build in inventory. Inventories were replenished following the Upgrader 1 turnaround completed in the second quarter of 2013. In addition, the company's average inventory levels rose due to new infrastructure added to the company's storage and logistics network in support of the growth in production.

             Suncor Energy Inc.
 002    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash operating costs per barrel for Oil Sands operations in the third quarter of 2013 decreased to an average of $32.60 compared to $33.35 in the third quarter of 2012, reflecting higher production volumes, slightly offset by marginally higher cash operating costs. Cash operating costs increased over the prior year quarter due to incremental costs associated with larger operations, including Firebag Stage 4, higher maintenance activities in mining, and higher natural gas costs, partially offset by the net benefit of increased power sales.

"We demonstrated improved reliability across our operations this quarter, underscoring our commitment to operational excellence," said Williams. "In Oil Sands, strong upgrader performance contributed to a monthly production record of 433,000 bbls/d in August. In the downstream, we saw record quarterly refinery utilizations rates, reinforcing our position as a leader in the refining industry in North America."

Suncor's share of Syncrude production decreased to an average of 27,200 bbls/d in the third quarter of 2013 from 37,600 bbls/d in the third quarter of 2012, due primarily to planned maintenance performed on one of three cokers and the LC Finer. The maintenance was completed in the quarter and units returned to production in late August.

The Exploration and Production segment contributed an average of 171,400 boe/d of production in the third quarter of 2013, compared to 156,400 boe/d in the same period of 2012, primarily due to significantly less planned maintenance at all East Coast Canada assets in the quarter. Production in the third quarter of 2013 was impacted by the shut in of production in Libya in response to political unrest and related labour disputes that resulted in the closure of export terminal operations at certain Libyan seaports. Suncor has not lifted production in Libya since May 2013, although field activities have continued throughout the quarter. Suncor continues to monitor the situation as the country continues its difficult transition to a more stable environment.

Planned maintenance at White Rose and Buzzard was successfully completed in the third quarter of 2013. In late September, the company commenced an eleven-week off-station maintenance event at the Terra Nova facility to complete routine maintenance, repair a damaged mooring chain and perform preventive maintenance on the remaining eight chains. There will be no production from Terra Nova during this maintenance period.

The Refining and Marketing segment continued to demonstrate strong reliability with refinery utilization of 98% in the third quarter of 2013. Total refinery crude throughput reached a record quarterly average of 448,800 bbls/d during the third quarter of 2013, compared to 441,400 bbls/d in the third quarter of 2012.

Strategy Update

Suncor continued to deliver value to shareholders through $299 million in dividends ($0.20 per common share) and share repurchases of $426 million in the third quarter of 2013.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    003

Investing in Integration and Market Access

Suncor's integrated model has enabled the company to capture Brent-based pricing on the majority of its Oil Sands production through its refining operations and vast logistics network. As Suncor's upstream production continues to grow, enhancing integration within the company's operations and securing market access are key to operational flexibility and maximizing profitability.

Suncor continues activities to secure market access into Canadian and U.S. coastal markets, positioning the company to capture global prices on both its current production and future growth. By early 2014, the company expects to increase its heavy crude shipping capacity to the U.S. Gulf Coast through the Keystone South pipeline, which is intended to increase logistics and marketing flexibility. Suncor expects to meet linefill requirements on the pipeline in the fourth quarter of 2013. During the quarter, the company also entered into firm commitments for rail cars and terminalling services in support of its market access strategy to transport inland crudes to its Montreal refinery and to coastal markets. This strategy includes a rail offloading facility in Montreal, which is expected to take delivery of crude starting in the fourth quarter of 2013.

Oil Sands Operations

Investing in reliable and sustainable operations remains a priority. Following the seven-week planned turnaround of Upgrader 1 in the second quarter of 2013, Suncor executed the last planned maintenance event of the year at its Upgrader 2 vacuum tower and related units, which was successfully completed in October.

Suncor continues to advance projects that are focused on discrete growth through low-cost investments to optimize existing assets, including debottlenecking and expansion projects. The company began to realize the benefits of these activities through the commissioning of the hot bitumen infrastructure, which unlocked production in mining in the third quarter of 2013. The company continued to progress a debottleneck of the MacKay River facility, which is intended to increase production capacity by approximately 20% over the next two years for a total capacity of 38,000 bbls/d. Suncor also continues to work towards a 2014 sanction decision of the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d and first oil in 2017.

In addition, the final two of four storage tanks in Hardisty, Alberta, were commissioned to support growing Oil Sands production.

Oil Sands Ventures

On October 30, 2013, Suncor announced that the project co-owners voted unanimously to proceed with the Fort Hills oil sands mining project. Suncor has a 40.8% interest and is the developer and operator of the project. The project has approximately 3.3 billion barrels of best estimate contingent resources and is scheduled to produce first oil as early as the fourth quarter of 2017 and achieve 90% of its planned production capacity of 180,000 bbls/d within twelve months.

The total post-sanction capital investment in Fort Hills is estimated at approximately $13.5 billion ($5.5 billion net to Suncor), with total project costs estimated to be at a capital intensity of approximately $84,000 per flowing barrel of bitumen.

"The Fort Hills project is aligned with our strategic objective to only invest in projects that will provide the company with long-term profitable growth. With a mine life in excess of 50 years, this project will provide a stable source of cash flow over the long-term," said Williams. "We are excited by the addition of this project to our core portfolio of assets and the potential synergies we can achieve with our existing operated assets."

Suncor and the co-owners of the Joslyn mining project continue to focus on design engineering and regulatory work, and plan to provide an update on the targeted timing for a project sanction decision when available.

             Suncor Energy Inc.
 004    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Exploration and Production

On April 15, 2013, Suncor announced it had reached an agreement to sell a significant portion of its natural gas business in Western Canada, with an effective date of January 1, 2013. The transaction closed on September 26, 2013 for proceeds of $1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $130 million. Production from these assets was approximately 41,000 boe/d in the third quarter of 2013, of which 90% was natural gas. Net earnings and cash flow from operations for the third quarter of 2013 from these assets were approximately $17 million and $28 million, respectively. Excluded from the sale was the majority of Suncor's unconventional natural gas properties in the Kobes region of British Columbia and unconventional oil properties in the Wilson Creek area of central Alberta.

The Golden Eagle project continued to progress in the quarter with the installation of the second jacket and the wellhead deck. With drilling activities expected to commence by early 2014, the project remains on target to achieve first oil in late 2014 or early 2015. Detailed engineering and construction of the gravity-based structure and topsides continued for the Hebron project in the third quarter of 2013; the project is expected to achieve first oil in 2017. Subsea installation began for the Hibernia Southern Extension Unit and is expected to be completed in the fourth quarter of 2013. The project is expected to increase overall production from the Hibernia field starting in 2015. Installation activities, detailed engineering and procurement activities continued for the remainder of the South White Rose Extension project. Subsea equipment for this project is being installed in two phases over 2013 and 2014. First oil is expected in the fourth quarter of 2014.

Operating Earnings Reconciliation (1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Net earnings as reported	1 694	1 544	3 468	3 314
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(138)	(252)	262	(237)
Gain on significant disposals (2)	(130)	—	(130)	—
Net impact of not proceeding with the Voyageur upgrader project (3)	—	—	127	—
Impairments and write-offs (4)	—	—	—	694
Impact of income tax rate adjustments on deferred income taxes (5)	—	—	—	88

Operating earnings	1 426	1 292	3 727	3 859

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Represents the after-tax gain on sale from the disposition of a significant portion of the company's natural gas business in Western Canada.

(3)
Represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

(4)
Reflects the impairment and write-off of assets in Syria.

(5)
Represents the elimination of the planned general corporate income tax rate reduction in the Province of Ontario.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    005

Corporate Guidance

Suncor has revised its corporate guidance that it previously issued on July 31, 2013. The key changes to the company's production guidance include:

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The decrease in outlook for International reflects the shut in of production in Libya due to political unrest and labour disputes.

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The decrease in outlook for Syncrude reflects the impact of unplanned outages in upgrading, and the extension of planned maintenance for one coker unit and the LC Finer in the year-to-date period.

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The decrease in outlook for North America Onshore reflects the sale of a significant portion of the company's natural gas business in Western Canada, which closed on September 26, 2013. The company expects approximately 4,000 boe/d – 5,000 boe/d of production from its remaining properties in North America Onshore.

	2013 Full Year Outlook July 31, 2013	2013 Full Year Outlook Revised October 30, 2013	Actual Nine Months Ended September 30, 2013

International (boe/d)	90 000 – 96 000	72 000 – 79 000	81 800
Syncrude (bbls/d)	34 000 – 38 000	32 000 – 33 000	30 400
North America Onshore (boe/d)	41 000 – 46 000	36 000 – 38 000	48 400

Total production guidance has been reduced to 545,000 boe/d – 590,000 boe/d from 570,000 boe/d – 620,000 boe/d, as a result of the changes described above.

Suncor has also reduced its corporate guidance for capital expenditures by $300 million to $6.7 billion. The decrease in outlook for capital expenditures reflects:

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Project prioritization that resulted in the deferral of spending and lower cost estimates from scope optimization in Exploration and Production.

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Reductions to the unallocated discretionary growth capital pool in Corporate, Energy Trading and Eliminations.

Capital Expenditures (1)(2)

	2013 Full Year Outlook July 31, 2013			2013 Full Year Outlook Revised October 30, 2013
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	2 860	1 305	4 165	2 845	1 300	4 145
Oil Sands operations	2 470	535	3 005	2 455	460	2 915
Oil Sands Ventures	390	770	1 160	390	840	1 230
Exploration and Production	215	1 405	1 620	165	1 335	1 500
Refining and Marketing	700	150	850	750	165	915
Corporate, Energy Trading and Eliminations	95	270	365	95	45	140

	3 870	3 130	7 000	3 855	2 845	6 700

(1)
Capital expenditures exclude capitalized interest of between $350 million and $450 million.

(2)
For definitions of growth and sustaining capital expenditures, see the Capital Investment Update section of the MD&A.

Certain sales assumptions were also revised. For further details regarding Suncor's 2013 revised corporate guidance, see www.suncor.com/guidance.

             Suncor Energy Inc.
 006    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Advisories, Assumptions and Risk Factors

The Strategy Update and Corporate Guidance discussions above contain forward-looking information, including the company's plans to work towards a 2014 sanction decision of the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d and first oil in 2017, the estimate that the total post-sanction capital investment in Fort Hills is estimated at approximately $13.5 billion ($5.5 billion net to Suncor) and that total project costs for the Fort Hills project are estimated to be at a capital intensity of approximately $84,000 per flowing barrel of bitumen, in addition to the information identified in the Forward-Looking Information section of the MD&A.

Forward-looking information is subject to a number of risks and uncertainties, many of which are beyond Suncor's control, including those outlined below and in the Forward-Looking Information section of the MD&A.

Capital intensity per flowing barrel of bitumen is calculated by dividing the anticipated project costs of the Fort Hills project by the anticipated production capacity of the project. This measure is included because management uses the information to analyze capital efficiency. Capital intensity per flowing barrel of bitumen does not have any standard meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Readers are cautioned not to place undue reliance on this measure.

Suncor's operating working interest before deduction of royalties, and without including any royalty interests of Suncor, in the approximately 3.3 billion barrels of best estimate contingent resources associated with the Fort Hills project in Alberta is approximately 1.35 billion barrels of bitumen. See the Forward-Looking Information section of the MD&A. The effective date of the resources is December 31, 2012.

Suncor's corporate guidance is based on the following commodity price assumptions: West Texas Intermediate crude oil at Cushing of US$93.00/bbl; Brent, Sullom Voe of US$100.00/bbl; and Western Canadian Select at Hardisty of US$73.00/bbl. In addition, the guidance is based on the assumption of a natural gas price (AECO – C Spot) of Cdn$3.35/gigajoule and an exchange rate (US$/Cdn$) of $0.96. Assumptions for the Oil Sands and Syncrude 2013 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance for the remainder of 2013. Assumptions for the Exploration and Production 2013 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2013 corporate guidance include, but are not limited to:

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Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

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Third-party pipelines. Production estimates could be negatively impacted by third-party pipeline disruptions that may result in the apportionment of capacity or pipeline shutdowns, which would affect the company's ability to market its crude oil.

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Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance. Sweet synthetic crude oil production levels from Oil Sands are dependent on the successful operation of hydrogen plants and hydrotreating units. Bitumen production levels are dependent on the successful ramp up of Firebag Stage 4.

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Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    007

•
Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

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Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

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Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Certain crude oil and natural gas liquids volumes in this report to shareholders have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. See the Measurement Conversions section of the MD&A.

             Suncor Energy Inc.
 008    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

MANAGEMENT'S DISCUSSION AND ANALYSIS
October 30, 2013

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2013, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2012 and Suncor's MD&A for the year ended December 31, 2012 (the 2012 annual MD&A).

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated March 1, 2013 (the 2012 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this MD&A by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc. and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	9
2.	Third Quarter Highlights	11
3.	Suncor Overview	13
4.	Consolidated Financial Information	15
5.	Segment Results and Analysis	20
6.	Capital Investment Update	35
7.	Financial Condition and Liquidity	38
8.	Quarterly Financial Data	42
9.	Other Items	44
10.	Non-GAAP Financial Measures Advisory	47
11.	Forward-Looking Information	51

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS).

Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the Other Items section of this MD&A. Comparative figures presented in this MD&A pertaining to Suncor's 2012 results have been restated while comparative figures pertaining to Suncor's 2011 results have not been restated in accordance with the respective transitional provisions of the new and amended standards.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    009

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of this MD&A. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

These non-GAAP financial measures are included because management uses this information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement
bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres
m3/d	cubic metres per day
MW	megawatts
Places and Currencies
U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment
Q3	Three months ended September 30
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
NYMEX	New York Mercantile Exchange

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to: the volatility of commodity prices and exchange rate fluctuations; government regulation, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; risks associated with operating in foreign countries, including geopolitical and other political risks; operating hazards and other uncertainties, including extreme weather conditions, fires, explosions and oil spills; risks associated with the execution of major projects; reputational risk; permit approval; labour and materials supply; and other factors described within the Forward-Looking Information section of this MD&A. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of the 2012 annual MD&A.

             Suncor Energy Inc.
 010    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

2. THIRD QUARTER HIGHLIGHTS

•
Third quarter financial results.

•
Consolidated net earnings for the third quarter of 2013 were $1.694 billion, compared to $1.544 billion for the third quarter of 2012. Net earnings for the quarter included an after-tax gain of $130 million related to the sale of a significant portion of the company's natural gas business in Western Canada and an after-tax foreign exchange gain on the revaluation of U.S. denominated debt of $138 million, compared to $252 million in the prior year quarter, in addition to the factors that affected operating earnings.

•
Operating earnings (1) for the third quarter of 2013 were $1.426 billion, compared to $1.292 billion for the third quarter of 2012. Operating earnings included a record for the Oil Sands segment driven by favourable pricing and record production, in addition to higher production volumes in Exploration and Production, partially offset by lower refining margins and higher overall expenses.

•
Cash flow from operations (1) was $2.528 billion for the third quarter of 2013, compared to $2.743 billion for the third quarter of 2012, and included incremental current income tax expense related to the company's Canadian operations in addition to the factors that impacted operating earnings.

•
ROCE (1) (excluding major projects in progress) for the twelve months ended September 30, 2013 was 8.6%, compared to 12.4% for the twelve months ended September 30, 2012. ROCE for the twelve months ended September 30, 2013 was reduced by 4.3% due to the after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project recorded in the fourth quarter of 2012, in addition to an after-tax charge of $127 million recorded in the first quarter of 2013 as a result of not proceeding with the project.

•
Record Oil Sands results driven by successful debottlenecking activities and the ongoing ramp up at Firebag. Production volumes for Oil Sands operations reached a record quarterly average of 396,400 bbls/d in the third quarter of 2013, compared to 341,300 bbls/d in the third quarter of 2012. Bitumen production at Firebag continued to ramp up and increased 35% over the prior year quarter to 152,700 bbls/d from 113,000 bbls/d in the third quarter of 2012. The

(1)
Operating earnings, cash flow from operations and ROCE are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    011

commissioning of the hot bitumen infrastructure and diluent import strategy in mid-July also contributed to the step change in production by increasing the takeaway capacity of bitumen and unlocking production in mining.

•
The Fort Hills oil sands mining project receives sanction. On October 30, 2013, Suncor announced that the project co-owners voted unanimously to proceed with the Fort Hills oil sands mining project. Suncor has a 40.8% interest and is the developer and operator of the project. The project is scheduled to produce first oil as early as the fourth quarter of 2017 and achieve 90% of its planned production capacity of 180,000 bbls/d within twelve months. With best estimate contingent resources of approximately 3.3 billion barrels, the mine life is expected to be in excess of 50 years at the current planned production rate.

•
The integrated model provides the foundation for solid third quarter results. The integrated model enabled the company to capture the recent strength in inland crude oil pricing through its Oil Sands operations while continuing to realize incremental profit by obtaining global-based pricing through its refining operations and the company's vast logistics network.

•
Completion of major planned maintenance activities in Oil Sands operations sets the stage for a strong fourth quarter. The increase in bitumen production was complemented by strong upgrading reliability following the seven-week planned turnaround of Upgrader 1 in the second quarter of 2013, which contributed to a monthly production record of 433,000 bbls/d in the month of August. Late in the quarter, Suncor executed the last major planned maintenance event of the year at its Upgrader 2 vacuum tower and related units, which was successfully completed in October.

•
Suncor continues to expand its logistics network, increasing market access and takeaway capacity. Suncor continues activities to secure market access into Canadian and U.S. coastal markets, positioning the company to capture global prices on both its current production and future growth. By early 2014, the company expects to increase its heavy crude shipping capacity to the U.S. Gulf Coast through the Keystone South pipeline, resulting in added logistics and marketing flexibility. Suncor expects to meet linefill requirements on the pipeline in the fourth quarter of 2013. During the quarter, the company also entered into firm commitments for rail cars and terminalling services in support of its market access strategy to transport inland crudes to its Montreal refinery and to coastal markets. This strategy includes a rail offloading facility in Montreal, expected to take delivery of crude starting in the fourth quarter of 2013.

•
Suncor completes the sale of a significant portion of its natural gas business in Western Canada. The transaction closed on September 26, 2013 for proceeds of $1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $130 million.

•
Suncor continues to return cash to shareholders. During the quarter, Suncor returned $299 million to shareholders through dividends, reflecting the 54% increase announced in the first quarter of 2013 and $426 million through share repurchases.

             Suncor Energy Inc.
 012    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

3. SUNCOR OVERVIEW

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally, and we transport and refine crude oil and market, both proprietary and periodically, third-party petroleum and petrochemical products primarily in Canada. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts.

OIL SANDS

Suncor's Oil Sands segment, with assets located in the Wood Buffalo region of northeast Alberta, recovers bitumen from mining and in situ operations and upgrades the majority of this production into SCO for refinery feedstock and diesel fuel. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's wholly owned and operated mining, extraction, upgrading and in situ assets in the Athabasca oil sands. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, energy and reclamation facilities, such as Suncor's tailings management (TROTM) assets.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, such as central processing facilities and cogeneration units. In Situ production is either upgraded by Oil Sands Base or blended with diluent and marketed directly to customers.

•
Oil Sands Ventures assets include the company's interests in significant growth projects, including its 40.8% interest in the Fort Hills mining project where Suncor is the operator, its 36.75% interest in the Joslyn North mining project, and its 12.0% interest in the Syncrude oil sands mining and upgrading operation. Oil Sands Ventures also includes certain midstream assets, including a hot bitumen blending facility and tankage that are intended to support growth in Oil Sands operations.

EXPLORATION AND PRODUCTION

Suncor's Exploration and Production segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore operations in North America, Libya and Syria.

•
East Coast Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Suncor also holds a 20.0% interest in the Hibernia base project and a 19.5% interest in the Hibernia Southern Extension Unit (HSEU), a 27.5% interest in the White Rose base project and a 26.125% interest in the White Rose Extensions, and a 22.729% interest in Hebron, all of which are operated by other companies.

•
International operations include Suncor's 29.89% working interest in Buzzard and its 26.69% interest in the Golden Eagle Area Development (Golden Eagle), both in the U.K. sector of the North Sea and are not operated by Suncor. Suncor also holds interests in several exploration licences offshore the U.K. and Norway. Pursuant to Exploration and Production Sharing Agreements (EPSAs), Suncor owns working interests in the exploration and development of oilfields in the Sirte Basin in Libya. Suncor also owns, pursuant to a Production Sharing Contract (PSC), an interest in the Ebla gas project in the Ash Shaer and Cherrife areas in Syria. Due to unrest in Syria, the company has declared force majeure under its contractual obligations, and Suncor's operations in Syria have been suspended indefinitely.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    013

•
North America Onshore operations include Suncor's interests in unconventional natural gas and crude oil assets, primarily in Western Canada, including natural gas properties in the Kobes region of B.C. and crude oil properties in the Wilson Creek area of central Alberta.

REFINING AND MARKETING

Suncor's Refining and Marketing segment consists of two primary operations:

•
Refining and Product Supply operations refine crude oil into a broad range of petroleum and petrochemical products. Eastern North America operations include refineries located in Montreal, Québec, and Sarnia, Ontario, and a lubricants business located in Mississauga, Ontario, that manufactures, blends and markets products worldwide. Western North America operations include refineries located in Edmonton, Alberta, and Commerce City, Colorado. Other Refining and Product Supply assets include interests in a petrochemical plant, pipelines and product terminals in Canada and the U.S.

•
Downstream Marketing operations sell refined petroleum products and lubricants to retail, commercial and industrial customers through a combination of company-owned, branded-dealer and other retail stations in Canada and Colorado, a nationwide commercial road transport network in Canada, and a bulk sales channel in Canada.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy supply and trading activities, and other activities not directly attributable to any other operating segment.

•
Renewable Energy interests include six operating wind power projects across Canada, two wind power projects under development in Ontario, and the St. Clair ethanol plant in Ontario.

•
Energy Trading activities primarily involve the marketing, supply and trading of crude oil, natural gas and byproducts, and the use of midstream infrastructure and financial derivatives to optimize related trading strategies.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and the company's captive insurance activities that self-insure a portion of the company's asset base.

•
Intersegment revenues and expenses are removed from consolidated results in Group Eliminations. Intersegment activity includes the sale of diesel and crude oil feedstock by the Oil Sands segment and the sale of crude oil feedstock by the Exploration and Production segment to the Refining and Marketing segment, the sale of fuels and lubricants by the Refining and Marketing segment to the Oil Sands segment, the sale of ethanol by the Renewable Energy business to the Refining and Marketing segment, and the provision of insurance for a portion of the company's operations by the Corporate captive insurance entity.

             Suncor Energy Inc.
 014    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

4. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Net earnings (loss)
Oil Sands	951	537	1 571	1 505
Exploration and Production	446	88	1 101	(10)
Refining and Marketing	350	710	1 564	1 687
Corporate, Energy Trading and Eliminations	(53)	209	(768)	132

Total	1 694	1 544	3 468	3 314

Operating earnings (loss) (1)
Oil Sands	951	537	1 698	1 575
Exploration and Production	316	88	971	707
Refining and Marketing	350	710	1 564	1 702
Corporate, Energy Trading and Eliminations	(191)	(43)	(506)	(125)

Total	1 426	1 292	3 727	3 859

Cash flow from (used in) operations (1)
Oil Sands	1 702	1 256	3 446	3 317
Exploration and Production	406	365	1 764	1 698
Refining and Marketing	371	1 063	2 084	2 504
Corporate, Energy Trading and Eliminations	49	59	(232)	(14)

Total	2 528	2 743	7 062	7 505

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating Highlights

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Production volumes by segment
Oil Sands (mbbls/d)	423.6	378.9	374.3	352.7
Exploration and Production (mboe/d)	171.4	156.4	189.8	193.8

Total	595.0	535.3	564.1	546.5

Production mix
Crude oil and liquids / natural gas (%)	93/7	91/9	92/8	91/9

Refinery utilization (%)
Eastern North America	93	92	94	88
Western North America	102	101	95	100

Total	98	97	95	94

Average price realizations by segment
Oil Sands ($/bbl)	99.39	81.72	88.68	84.50
Exploration and Production ($/mboe)	88.74	77.33	87.81	84.15

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    015

Net Earnings

Suncor's consolidated net earnings for the third quarter of 2013 were $1.694 billion, compared to $1.544 billion for the third quarter of 2012. Net earnings for the first nine months of 2013 were $3.468 billion, compared to $3.314 billion for the first nine months of 2012. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of the MD&A. Other items affecting net earnings over these periods include:

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $138 million for the third quarter of 2013 and an after-tax unrealized foreign exchange loss of $262 million for the first nine months of 2013. The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $252 million in the third quarter of 2012 and $237 million for the first nine months of 2012.

•
In the third quarter of 2013, the company recorded an after-tax gain of $130 million relating to the sale of a significant portion of its natural gas business in Western Canada.

•
In the first quarter of 2013, the company recorded an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project, which included costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

•
In the second quarter of 2012, the company recorded after-tax impairment charges and write-offs of $694 million against the company's Syrian assets.

•
In the second quarter of 2012, the company recorded a deferred tax charge of $88 million relating to an income tax rate change.

Operating Earnings

Operating Earnings Reconciliation (1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Net earnings as reported	1 694	1 544	3 468	3 314
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(138)	(252)	262	(237)
Gain on significant disposals	(130)	—	(130)	—
Net impact of not proceeding with the Voyageur upgrader project	—	—	127	—
Impairments and write-offs	—	—	—	694
Impact of income tax rate adjustments on deferred income taxes	—	—	—	88

Operating earnings	1 426	1 292	3 727	3 859

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 016    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Calculated based on production volumes.

(3)
Includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volumes variance factor based on production volumes, rather than based on sales volumes.

(5)
The Operating Expense factor includes transportation expense, project start-up costs, and operating, selling and general expense (adjusted for impacts of changes in inventory).

(6)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Suncor's consolidated operating earnings for the third quarter of 2013 were $1.426 billion, compared to $1.292 billion in the third quarter of 2012. Factors contributing to the increase in operating earnings in the third quarter of 2013, compared to the third quarter of 2012, included:

•
Average price realizations for crude oil increased in the company's upstream operations, primarily reflecting strength in the WTI benchmark and narrowing light/heavy differentials.

•
Record average production for the Oil Sands segment of 423,600 bbls/d in the third quarter of 2013, compared to 378,900 bbls/d in the prior year quarter, primarily due to the ongoing ramp up of production at Firebag and commissioning of hot bitumen infrastructure that unlocked production in mining.

•
Production volumes for the Exploration and Production segment increased to 171,400 boe/d from 156,400 boe/d, primarily due to higher production in East Coast Canada relative to the prior year quarter, which included planned maintenance programs at all East Coast Canada assets, partially offset by lower volumes in Libya due to the shut in of production.

The positive factors noted above were affected by the following:

•
Refining margins decreased due to lower benchmark crack spreads resulting from the narrowing of the WTI to Brent differential and inland crude differentials, slightly offset by record throughput volumes and an after-tax increase to earnings of approximately $104 million as a result of an increasing crude price environment over the third quarter of 2013, compared to approximately $78 million in the prior year quarter.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    017

•
DD&A and exploration expenses were higher in the third quarter of 2013, due mainly to higher production volumes and a higher asset base, partially offset by the cessation of DD&A for properties that were classified as assets held for sale in North America Onshore and an exploration write-off in International in the prior year quarter.

•
Operating expenses were higher in the third quarter of 2013, due to higher incremental costs associated with larger Oil Sands operations, higher natural gas consumption and prices, and higher maintenance costs.

•
Inventory had a negative impact on earnings in the third quarter of 2013 due to larger builds in both Oil Sands and Exploration and Production, compared to the third quarter of 2012.

•
Royalties were higher in the third quarter of 2013, due mainly to higher overall upstream production and higher crude oil prices.

•
Financing Expense and Other Income had a negative impact on earnings in the third quarter of 2013, due primarily to lower capitalized interest and the elimination of intersegment profit, compared to the recognition of profit in the prior year quarter, partially offset by higher earnings from Energy Trading activities and a gain on the revaluation of provisions related to pipeline contracts in North America Onshore.

Suncor's consolidated operating earnings were $3.727 billion for the first nine months of 2013, compared to $3.859 billion for the first nine months of 2012, and decreased primarily due to higher DD&A, higher operating costs and higher financing expenses, partially offset by higher production volumes and higher upstream price realizations.

After-tax share-based compensation expense by segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Oil Sands	32	71	23	91
Exploration and Production	15	11	25	14
Refining and Marketing	18	37	27	46
Corporate, Energy Trading and Eliminations	91	48	162	99

Total share-based compensation expense	156	167	237	250

Cash Flow from Operations

Consolidated cash flow from operations was $2.528 billion for the third quarter of 2013 and $7.062 billion for the first nine months of 2013, compared to $2.743 billion for the third quarter of 2012 and $7.505 billion for the first nine months of 2012. Cash flow from operations was impacted by the majority of the factors that affected operating earnings, in addition to incremental current income tax expense related to the company's Canadian operations.

             Suncor Energy Inc.
 018    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

		Average for three months ended September 30		Average for nine months ended September 30
		2013	2012	2013	2012

WTI crude oil at Cushing	US$/bbl	105.85	92.20	98.15	96.20
Dated Brent crude oil at Sullom Voe	US$/bbl	109.70	109.50	108.55	112.25
Dated Brent/Maya crude oil FOB price differential	US$/bbl	10.35	11.90	8.85	10.40
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	105.25	84.70	95.55	87.30
WCS at Hardisty	US$/bbl	88.35	70.45	75.25	74.15
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	17.50	21.75	22.90	22.05
Condensate at Edmonton	US$/bbl	103.80	96.00	104.15	101.80
Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.80	2.20	3.15	2.20
New York Harbor 3-2-1 crack (1)	US$/bbl	19.25	37.80	25.35	31.85
Chicago 3-2-1 crack (1)	US$/bbl	15.80	35.15	24.50	27.30
Portland 3-2-1 crack (1)	US$/bbl	19.60	38.15	26.90	34.60
Gulf Coast 3-2-1 crack (1)	US$/bbl	15.95	33.95	22.90	29.55
Exchange rate	US$/Cdn$	0.96	1.00	0.98	1.00
Exchange rate (end of period)	US$/Cdn$	0.97	1.02	0.97	1.02

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

The benchmark price for WTI increased in the third quarter of 2013 while the benchmark price for Brent held relatively constant from the prior year quarter. Although the narrowing of the WTI to Brent differential had a detrimental impact on refining crack spreads, the benefit was realized in the Oil Sands segment with higher pricing for western Canadian crudes.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand of sweet SCO from Western Canada. Price realizations for sweet SCO were positively impacted by an increase in the price for WTI to US$105.85/bbl, compared to US$92.20/bbl for the third quarter of 2012. Stronger price realizations for sweet SCO also reflected lower industry supplies of SCO volumes due to planned maintenance by large producers in the third quarter of 2013.

Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by changes to various crude benchmarks including, but not limited to: Canadian par crude at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for Canadian par crude at Edmonton and WCS Hardisty increased in the third quarter of 2013 compared to the prior year quarter, resulting in higher price realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent (or SCO) to facilitate delivery on pipeline systems to customers. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton and SCO). Diluent is sourced from the company's own upgrading and refining facilities and from third parties. Bitumen price realizations can also be affected by bitumen quality and spot sales. Prices for WCS at Hardisty increased in the third quarter of 2013 compared to the prior year quarter, resulting in higher price realizations for bitumen.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    019

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. Brent crude pricing was relatively consistent with the prior year quarter and averaged US$109.70/bbl compared to US$109.50/bbl in the third quarter of 2012.

Suncor's price realizations for North America Onshore natural gas production are primarily referenced to Alberta spot at AECO. The average AECO benchmark increased to $2.80/mcf in the third quarter of 2013, from $2.20/mcf in the third quarter of 2012.

Suncor's refining margins are influenced primarily by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates and by light/heavy and light/sour crude differentials, which indicate when more complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined product sales markets unique to that refinery. In the third quarter of 2013, crack spreads declined significantly, which were reflected in lower refining margins over the prior year quarter.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities.

Conversely, many of Suncor's assets and liabilities, notably most of the company's debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

5. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Gross revenues	3 904	3 052	9 652	8 777
Less: Royalties	(392)	(262)	(658)	(619)

Operating revenues, net of royalties	3 512	2 790	8 994	8 158

Net earnings	951	537	1 571	1 505

Operating earnings (1)
Oil Sands operations	883	478	1 519	1 421
Oil Sands Ventures	68	59	179	154

	951	537	1 698	1 575

Cash flow from operations (1)	1 702	1 256	3 446	3 317

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

For the third quarter of 2013, Oil Sands segment net and operating earnings were $951 million, compared with net and operating earnings of $537 million for the third quarter of 2012.

             Suncor Energy Inc.
 020    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Oil Sands operations contributed $883 million of operating earnings, while Oil Sands Ventures contributed $68 million. Operating earnings for Oil Sands operations were the highest on record due to higher average price realizations, which included the impacts of a strengthening U.S. dollar relative to the Canadian dollar, and higher production volumes. Operating earnings for Oil Sands Ventures increased for the third quarter of 2013, primarily due to higher price realizations, lower royalty expense and a decrease in operating expenses, as the prior year quarter included operating expenses related to the Voyageur upgrader project, partially offset by lower production volumes.

Cash flow from operations for the Oil Sands segment in the third quarter of 2013 was $1.702 billion, compared to $1.256 billion in the third quarter of 2012, and increased due to the same factors that impacted operating earnings, partially offset by incremental current income tax expense recorded in the quarter.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Net earnings as reported	951	537	1 571	1 505
Net impact of not proceeding with the Voyageur upgrader project	—	—	127	—
Impact of income tax rate adjustments on deferred income taxes	—	—	—	70

Operating earnings (1)	951	537	1 698	1 575

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    021

(4)
The Operating Expense factor includes transportation expense, project start-up costs, and operating, selling and general expense (adjusted for impacts of changes in inventory).

(5)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Production Volumes (1)

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2013	2012	2013	2012

Upgraded product (sweet SCO, sour SCO and diesel)	299.0	298.3	275.9	275.2
Non-upgraded bitumen	97.4	43.0	68.0	43.6

Oil Sands	396.4	341.3	343.9	318.8
Oil Sands Ventures – Syncrude	27.2	37.6	30.4	33.9

Total	423.6	378.9	374.3	352.7

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries. Yields of SCO and diesel from Suncor's upgrading process average approximately 79% of bitumen feedstock input.

Bitumen Production

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Oil Sands Base
Bitumen production (mbbls/d)	299.9	287.6	253.4	265.1
Bitumen ore mined (thousands of tonnes per day)	463.4	443.7	392.7	414.6
Bitumen ore grade quality (bbls/tonne)	0.65	0.65	0.65	0.64

In Situ
Bitumen production – Firebag (mbbls/d)	152.7	113.0	139.7	97.5
Bitumen production – MacKay River (mbbls/d)	29.2	17.0	28.6	26.6

Total In Situ bitumen production	181.9	130.0	168.3	124.1

Steam-to-oil ratio – Firebag	3.3	3.2	3.4	3.4
Steam-to-oil ratio – MacKay River	2.5	2.2	2.5	2.3

Production volumes for Oil Sands operations reached a record average of 396,400 bbls/d in the third quarter of 2013, compared to 341,300 bbls/d in the prior year quarter, primarily due to the ongoing ramp up of production at Firebag and the commissioning of new infrastructure and logistics capability. Production levels were fully restored by mid-July following the restart of third-party pipelines that underwent precautionary shutdowns in the latter half of June in response to flooding in northern Alberta. Shortly thereafter, the company commissioned hot bitumen infrastructure that enabled the company to unlock constrained mining capacity, contributing to a monthly production record in July of 389,800 bbls/d and again in August of 433,000 bbls/d. This group of assets – comprised of an insulated pipeline from Firebag to Suncor's Athabasca terminal, bitumen cooling and blending facilities, and capacity to import third-party diluents – has increased the takeaway capacity of non-upgraded bitumen.

The increase in bitumen supply was complemented by strong upgrading reliability in the quarter. Production of upgraded product averaged 299,000 bbls/d in the third quarter of 2013, compared to 298,300 bbls/d in the prior year quarter, reflecting strong reliability following the Upgrader 1 turnaround in the second quarter of 2013, offset by planned

             Suncor Energy Inc.
 022    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com maintenance of the Upgrader 2 vacuum tower and related units that commenced in September and was completed in October. Production of non-upgraded bitumen increased to an average of 97,400 bbls/d in the third quarter of 2013, compared to 43,000 bbls/d in the third quarter of 2012 as a result of the ongoing ramp up of Firebag and the ability to sell more non-upgraded bitumen with the hot bitumen infrastructure.

Oil Sands Base bitumen production from mining and extraction activities increased to an average of 299,900 bbls/d in the third quarter of 2013 from 287,600 bbls/d in the third quarter of 2012, as a result of the hot bitumen infrastructure that enabled the company to unlock constrained mining capacity.

In Situ bitumen production averaged 181,900 bbls/d in the third quarter of 2013, compared to 130,000 bbls/d in the third quarter of 2012, due primarily to the ongoing ramp up of Firebag production. The company anticipates that bitumen production from Firebag is on schedule to reach a targeted production capacity of approximately 180,000 bbls/d in early 2014. MacKay River production volumes increased to 29,200 bbls/d in the third quarter of 2013, compared to 17,000 bbls/d in the third quarter of 2012, due to maintenance of the central processing facility and the third-party cogeneration unit in the prior year quarter.

Suncor's share of Syncrude production decreased to an average of 27,200 bbls/d in the third quarter of 2013 from 37,600 bbls/d in the third quarter of 2012, due primarily to planned maintenance for one of three cokers and the LC Finer. The maintenance was completed in the quarter, and the units returned to production in late August.

Sales Volumes and Mix

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Oil Sands sales volumes (mbbls/d)
Sweet SCO	99.0	104.4	87.5	97.6
Diesel	28.6	28.7	22.2	29.5
Sour SCO	159.9	175.9	166.0	156.7

Upgraded product	287.5	309.0	275.7	283.8
Non-upgraded bitumen	84.3	36.4	62.7	40.2

Total	371.8	345.4	338.4	324.0

Sales volumes for Oil Sands operations increased to an average of 371,800 bbls/d in the third quarter of 2013 from 345,400 bbls/d in the third quarter of 2012, primarily due to increased production volumes and the increased takeaway capacity for non-upgraded bitumen. Sales volumes for both upgraded product and bitumen were lower relative to production volumes due to a large inventory build in the third quarter of 2013.

Inventory

A large inventory build had a negative impact on earnings in the third quarter of 2013, partially due to the replenishment of inventory following the Upgrader 1 turnaround completed in the second quarter of 2013. In addition, the company built inventories in the quarter as a result of new infrastructure added to the company's storage and logistics network to support the growth in production, which has resulted in an increase to the company's average inventory levels.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    023

Price Realizations

Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2013	2012	2013	2012

Oil Sands
Sweet SCO and diesel	114.70	94.29	106.77	97.81
Sour SCO and bitumen	89.91	72.33	78.14	74.40
Crude sales basket (all products)	98.42	80.79	87.42	83.58
Crude sales basket, relative to WTI	(11.45)	(10.92)	(13.03)	(12.81)

Oil Sands Ventures
Syncrude, sweet SCO	113.57	90.24	102.91	93.32
Syncrude, relative to WTI	3.67	(1.47)	2.46	(3.07)

Average price realizations for sales from Oil Sands operations increased to $98.42/bbl in the third quarter of 2013 from $80.79/bbl in the third quarter of 2012, due mainly to higher prices for WTI and narrowing light/heavy differentials, partially offset by a higher proportion of bitumen sales. In the third quarter of 2013, average price realizations for sweet SCO increased and sold at a premium relative to WTI, compared to a discount relative to WTI in the prior year quarter, reflecting lower industry supply of SCO volumes due to planned maintenance by large producers in the third quarter of 2013. Average price realizations for sour SCO and bitumen also increased in the third quarter of 2013 and sold at smaller discounts relative to WTI over the prior year quarter.

Royalties

Royalties for the Oil Sands segment were higher in the third quarter of 2013 than in the same period in 2012. The increase was mainly due to higher crude oil prices and higher production.

Expenses and Other Factors

Operating expenses for the third quarter of 2013 were higher than operating expenses for the third quarter of 2012 due to an increase in cash operating costs, partially offset by a decrease in non-production costs. Non-production costs decreased primarily due to lower share-based compensation expense in the third quarter of 2013 compared to the prior year quarter and higher expenses in the prior year quarter relating to safe mode costs associated with the deferral and subsequent remobilization of growth projects.

Operating expenses at Syncrude were higher in the third quarter of 2013 than in the third quarter of 2012, due primarily to higher maintenance costs in the third quarter of 2013.

DD&A expense for the third quarter of 2013 was higher than in the same period of 2012, due mainly to a larger asset base as a result of the recent Upgrader 1 turnaround and other assets commissioned subsequent to the third quarter of 2012, including Firebag Stage 4 and the Millennium Naptha Unit. The third quarter of 2013 also included the derecognition of certain assets relating to projects no longer being considered for advancement.

             Suncor Energy Inc.
 024    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash Operating Costs Reconciliation (1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Operating, selling and general expense	1 344	1 370	4 196	4 056
Syncrude operating, selling and general expense	(133)	(124)	(394)	(376)
Non-production costs (2)	(85)	(150)	(249)	(278)
Other (3)	64	(51)	(72)	(205)

Cash operating costs	1 190	1 045	3 481	3 197
Cash operating costs ($/bbl)	32.60	33.35	37.10	36.70

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(3)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess power from cogeneration units.

Cash operating costs per barrel for Oil Sands operations in the third quarter of 2013 averaged $32.60/bbl, compared to $33.35/bbl in the third quarter of 2012, reflecting higher production volumes, partially offset by marginally higher cash operating costs. Cash operating costs increased over the prior year quarter due to incremental costs associated with larger operations, including Firebag 4, higher maintenance activities in mining, and higher natural gas prices and consumption, partially offset by the net benefit of increased power sales.

Results for the First Nine Months of 2013

Oil Sands segment net earnings for the first nine months of 2013 were $1.571 billion, compared to $1.505 billion for the same period in 2012. Net earnings for the first nine months of 2013 included an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project. Net earnings for the first nine months of 2012 included a $70 million deferred tax adjustment related to an income tax rate change.

Oil Sands segment operating earnings for the first nine months of 2013 were $1.698 billion, compared to $1.575 billion for the same period in 2012, and were higher due primarily to higher production volumes and higher average price realizations, partially offset by higher DD&A and operating expenses.

Cash flow from operations for the first nine months of 2013 was $3.446 billion for the segment, compared to $3.317 billion for the same period in 2012. The increase in cash flow from operations was mainly due to higher production volumes and higher average price realizations, partially offset by incremental current income tax expense.

Cash operating costs per barrel for Oil Sands operations averaged $37.10/bbl for the first nine months of 2013, an increase from an average of $36.70/bbl for the first nine months of 2012, primarily due to higher cash operating costs driven by larger operations and higher natural gas costs, partially offset by higher production volumes.

Voyageur Upgrader Project

In the first quarter of 2013, Suncor announced that the company is not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by Suncor and co-owner Total E&P Canada Ltd. (Total E&P) in response to a change in market conditions that challenged the economics of the project. Suncor acquired Total E&P's interest in Voyageur Upgrader Limited Partnership (VULP) for $515 million to gain full control over the partnership assets, including a hot bitumen blending facility and tankage used to provide added logistic flexibility and

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    025

storage capacity for the company's growing Oil Sands operations. The net book value of these assets on the effective date was approximately $800 million.

As a result, Suncor recorded an after-tax charge to net earnings of $127 million in the first quarter of 2013, which represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Gross revenues	1 502	1 144	4 956	4 911
Less: Royalties	(325)	(297)	(974)	(1 167)

Operating revenues, net of royalties	1 177	847	3 982	3 744

Net earnings (loss)	446	88	1 101	(10)

Operating earnings (loss) (1)
East Coast Canada	128	12	431	339
International	132	107	444	488
North America Onshore	56	(31)	96	(120)

	316	88	971	707

Cash flow from operations (1)	406	365	1 764	1 698

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Exploration and Production net earnings were $446 million for the third quarter of 2013, compared with net earnings of $88 million in the third quarter of 2012. Net earnings in the third quarter of 2013 included an after-tax gain of $130 million related to the disposition of a significant portion of the company's natural gas business in Western Canada.

Exploration and Production operating earnings were $316 million in the third quarter of 2013, compared to $88 million in the third quarter of 2012. Operating earnings of $128 million for East Coast Canada increased primarily due to higher production volumes as a result of significantly less planned maintenance in the quarter, partially offset by higher royalty and DD&A expenses. Operating earnings of $132 million for International increased due to higher average price realizations, partially offset by lower production volumes due to the shut in of production in Libya. Operating earnings of $56 million for North America Onshore increased as compared to the loss in the third quarter of 2012, primarily due to lower DD&A expense as a result of properties that were classified as assets held for sale, higher average price realizations, and a gain recorded on the revaluation of a provision related to future commitments for pipeline capacity, partially offset by lower production volumes.

Cash flow from operations was $406 million for the third quarter of 2013, compared to $365 million for the third quarter of 2012, and increased due to higher production volumes and higher price realizations, partially offset by incremental current income tax expense relating to the company's Canadian operations.

             Suncor Energy Inc.
 026    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operating Earnings

Operating Earnings Reconciliation

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Net earnings (loss) as reported	446	88	1 101	(10)
Gain on significant disposals	(130)	—	(130)	—
Impairments and write-offs	—	—	—	694
Impact of income tax rate adjustments on deferred income taxes	—	—	—	23

Operating earnings (1)	316	88	971	707

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
Royalties in Libya and Syria represent the difference between gross revenues, which is based on the company's working-interest share of production less the net revenue attributable to Suncor under the terms of the respective contracts.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(5)
The Operating Expense factor includes transportation expense, project start-up costs, and operating, selling and general expense (adjusted for impacts of changes in inventory).

(6)
This factor may also include operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    027

Production Volumes

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Production (mboe/d)	171.4	156.4	189.8	193.8
East Coast Canada (mbbls/d)	62.4	22.7	59.6	45.8
International (mboe/d)	63.5	81.7	81.8	92.8
North America Onshore (mmcfe/d)	273	312	291	331

Production mix (liquids/gas) (%)	76/24	70/30	77/23	74/26
East Coast Canada	100/0	100/0	100/0	100/0
International	98/2	99/1	99/1	99/1
North America Onshore	13/87	11/89	14/86	10/90

For East Coast Canada, production averaged 62,400 bbls/d in the third quarter of 2013, compared to 22,700 bbls/d in the third quarter of 2012.

•
Production from Terra Nova averaged 20,500 bbls/d, compared to no production in the prior year quarter, primarily due to the dockside maintenance program in the third quarter of 2012. The company commenced off-station maintenance of the Terra Nova facility in late September of 2013. Following a routine inspection that indicated one of nine mooring chains was damaged, the company extended the previously planned four-week maintenance program to eleven weeks in order to repair the mooring chain and perform preventive maintenance on the remaining eight chains. There will be no production from Terra Nova during this maintenance period, which has been reflected in the company's 2013 corporate guidance.

•
Production from White Rose averaged 13,100 bbls/d, and increased from 7,000 bbls/d in the prior year quarter due primarily to the planned off-station maintenance program in the third quarter of 2012. Production in the third quarter of 2013 was reduced by a one-week planned maintenance event.

•
Production from Hibernia averaged 28,800 bbls/d, and increased from 15,700 bbls/d in the prior year quarter due to the completion of planned maintenance in the third quarter of 2012.

For International, production averaged 63,500 boe/d in the third quarter of 2013, compared to 81,700 boe/d in the third quarter of 2012.

•
Production from Libya averaged 13,100 bbls/d, and decreased from 39,800 bbls/d in the prior year quarter due to the shut in of production in response to political unrest and related labour disputes that have resulted in the closure of export terminal operations at certain Libyan seaports. Suncor has not lifted production in Libya since May 2013, although field activities continued throughout the quarter, allowing Suncor to progress its exploration program. Suncor continues to monitor the situation as the country continues its difficult transition to a more stable environment.

•
Production from Buzzard averaged 50,400 boe/d, and increased from 41,900 boe/d in the prior year quarter due primarily to larger scope planned maintenance in the prior year quarter relative to planned maintenance in the third quarter of 2013.

For North America Onshore, production averaged 273 mmcfe/d in the third quarter of 2013, compared to 312 mmcfe/d in the third quarter of 2012 and decreased primarily as a result of natural declines.

             Suncor Energy Inc.
 028    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Sale of Natural Gas Business

On April 15, 2013, Suncor announced it had reached an agreement to sell a significant portion of its natural gas business in Western Canada, with an effective date of January 1, 2013. The transaction closed on September 26, 2013 for proceeds of $1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $130 million. Production from these assets was approximately 41,000 boe/d in the third quarter of 2013, of which 90% was natural gas. Net earnings and cash flow from operations from these assets in the third quarter of 2013 were approximately $17 million and $28 million, respectively. Excluded from the sale was the majority of Suncor's unconventional natural gas properties in the Kobes region of British Columbia and unconventional oil properties in the Wilson Creek area of central Alberta.

Price Realizations

	Three months ended September 30		Nine months ended September 30
Net of transportation costs, but before royalties	2013	2012	2013	2012

Exploration and Production	88.74	77.33	87.81	84.15
East Coast Canada ($/bbl)	116.94	108.49	111.23	113.50
International ($/boe)	111.00	106.94	107.31	108.78
North America Onshore ($/mcfe)	4.28	3.46	4.76	3.44

Although benchmark prices for Brent crude were consistent with the third quarter of 2012, the company's East Coast Canada and International price realizations increased due to the strengthening of the U.S. dollar relative to the Canadian dollar. Price realizations for North America Onshore were higher due to higher benchmark prices for natural gas and a higher proportion of natural gas liquids sales.

Royalties

Royalties for Exploration and Production were higher in the third quarter of 2013, compared with the prior year quarter, due primarily to higher production and price realizations in East Coast Canada, partially offset by lower production in Libya.

Inventory

During the third quarter of 2013, there was a larger build in East Coast inventories, primarily due to timing of shuttle tankers at Hibernia, compared to the prior year quarter when inventory levels were lower due to planned maintenance at all East Coast Canada assets.

Expenses and Other Factors

Operating expenses increased slightly in the third quarter of 2013 relative to the third quarter of 2012, primarily due to higher production volumes, partially offset by lower maintenance expense in East Coast Canada.

DD&A and exploration expenses were higher in the third quarter of 2013 than in the third quarter of 2012. DD&A expense increased primarily due to higher production volumes, partially offset by the cessation of DD&A for properties that were classified as assets held for sale in North America Onshore. Exploration expenses decreased primarily due to an exploration well write-off relating to the Cooper prospect in Norway in the prior year quarter.

Financing Expense and Other Income had a positive impact on earnings, primarily due to the gain recorded on the revaluation of the pipeline provision in North America Onshore and foreign exchange gains in the third quarter of 2013.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    029

Results for the First Nine Months of 2013

Net earnings for Exploration and Production over the first nine months of 2013 were $1.101 billion, compared to a net loss of $10 million over the first nine months of 2012. Net earnings for the first nine months of 2013 included an after-tax gain of $130 million relating to the sale of a significant portion of the company's natural gas business in Western Canada. Net earnings for the first nine months of 2012 included an impairment and write-offs of $694 million for assets in Syria and a deferred tax adjustment of $23 million related to an income tax rate change.

Operating earnings for Exploration and Production for the first nine months of 2013 were $971 million, compared to $707 million for the first nine months of 2012. Operating earnings were higher primarily due to higher production volumes at East Coast Canada and Buzzard, and higher overall price realizations, partially offset by lower production in Libya and North America Onshore.

Cash flow from operations was $1.764 billion for the first nine months of 2013, compared to $1.698 billion for the first nine months of 2012. The increase was primarily due to the same factors that impacted operated earnings, partially offset by incremental current income tax expense related to the company's Canadian operations.

REFINING AND MARKETING

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Operating revenues	7 083	6 755	20 113	19 713

Net earnings	350	710	1 564	1 687

Operating earnings (1)
Refining and Product Supply	273	655	1 340	1 491
Marketing	77	55	224	211

	350	710	1 564	1 702

Cash flow from operations (1)	371	1 063	2 084	2 504

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

For the third quarter of 2013, Refining and Marketing net and operating earnings were $350 million, compared to net and operating earnings of $710 million for the third quarter of 2012.

Refining and Product Supply activities contributed $273 million to operating earnings in the third quarter of 2013, which was lower than the prior year quarter due to lower benchmark crack spreads resulting from the narrowing of the WTI to Brent differential and inland crude differentials, slightly offset by record throughput volumes. Marketing activities contributed $77 million to operating earnings in the third quarter of 2013, an increase over the prior year quarter due primarily to higher retail and lubricants margins and lower share-based payment expense.

Refining and Marketing cash flow from operations was $371 million in the third quarter of 2013, compared to $1.063 billion in the third quarter of 2012, and decreased primarily due to the same factors that affected operating earnings in addition to incremental current income tax expense related to the company's Canadian operations recorded in the quarter.

             Suncor Energy Inc.
 030    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operating Earnings

Operating Earnings Reconciliation

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Net earnings as reported	350	710	1 564	1 687
Impact of income tax rate adjustments on deferred income taxes	—	—	—	15

Operating earnings (1)	350	710	1 564	1 702

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
This factor represents refining and product supply margin realizations, other operating revenues, the net impacts of sales and purchases of third-party crude, and the inventory valuation impact of a fluctuating crude price environment.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense, and operating, selling and general expense.

(5)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    031

Volumes

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Crude oil processed (mbbls/d)
Eastern North America	206.9	205.0	208.2	196.1
Western North America	241.9	236.4	227.2	233.4

Total	448.8	441.4	435.4	429.5

Refinery utilization (1)(2) (%)
Eastern North America	93	92	94	88
Western North America	102	101	95	100

Total	98	97	95	94

Refined product sales (thousands of m3/d)
Gasoline	42.1	41.5	39.1	40.3
Distillate	32.7	30.7	33.7	30.0
Other	15.6	15.3	14.2	14.7

Total	90.4	87.5	87.0	85.0

(1)
Effective January 1, 2013, the company increased the nameplate capacity of the Edmonton refinery from 135,000 bbls/d to 140,000 bbls/d. Prior quarter utilization rates have not been recalculated and reflect the lower nameplate capacities.

(2)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Overall refinery utilization of 98% was the highest quarterly average on record and was due primarily to strong reliability at each refinery. In Eastern North America, average crude oil processed increased to 206,900 bbls/d in the third quarter of 2013 from 205,000 bbls/d in the prior year quarter due to strong reliability, partially offset by a third-party power outage at the Montreal refinery and minor maintenance activities. Average crude oil processed in Western North America increased to 241,900 bbls/d in the third quarter of 2013 from 236,400 bbls/d in the prior year quarter, primarily due to strong reliability, partially offset by a third-party power outage that impacted the Edmonton refinery and domestic flooding that impacted the Commerce City refinery.

Total sales increased to 90,400 m3/d in the third quarter of 2013, compared to 87,500 m3/d in the third quarter of 2012, consistent with higher production.

Prices and Margins

For Refining and Supply, refined product margins were lower in the third quarter of 2013 than in the prior year quarter due to the following factors:

•
Increasing benchmark prices for crude oil and narrowing light/heavy crude differentials for inland crudes resulted in higher feedstock costs.

•
The narrowing differential between Brent and WTI impacted refining margins, contributing to a decline in benchmark crack spreads for the third quarter of 2013. Benchmark crack spreads were significantly lower across all regions into which the company sells refined product compared to the prior year quarter.

•
The factors above were partially offset by an after-tax increase to earnings of approximately $104 million in the third quarter of 2013 pertaining to an increasing crude price environment, compared to approximately $78 million in the third quarter of 2012.

             Suncor Energy Inc.
 032    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Marketing margins from the third quarter of 2013 were higher than margins in the prior year quarter due primarily to higher retail and lubricants margins.

Expenses and Other Factors

Operating expenses were higher in the third quarter of 2013 than in the third quarter of 2012, due primarily to higher energy prices and consumption, higher transportation costs and higher maintenance costs. DD&A expense increased in the third quarter of 2013 due to asset additions since the prior year quarter, including costs associated with the planned maintenance event in the second quarter of 2013 at the Edmonton refinery.

Results for the First Nine Months of 2013

Net and operating earnings for the Refining and Marketing segment for the first nine months of 2013 were $1.564 billion, compared to net earnings of $1.687 billion and operating earnings of $1.702 billion for the first nine months of 2012. The decrease in earnings was due primarily to narrower inland crude differentials and weakening benchmark crack spreads, primarily in the second and third quarters of 2013. The impact on earnings pertaining to the increasing crude price environment increased after-tax earnings by approximately $222 million for the first nine months of 2013, whereas the impact on earnings pertaining to the decreasing crude price environment decreased after-tax earnings by approximately $50 million for the first nine months of 2012.

Cash flow from operations was $2.084 billion for the first nine months of 2013, compared to $2.504 billion for the first nine months of 2012, and decreased primarily due to the same factors that influenced operating earnings in addition to incremental current income tax expense related to the company's Canadian operations.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Net (loss) earnings	(53)	209	(768)	132

Operating earnings (loss) (1)
Renewable Energy	18	8	50	42
Energy Trading	27	15	121	114
Corporate	(193)	(98)	(611)	(322)
Group Eliminations	(43)	32	(66)	41

	(191)	(43)	(506)	(125)

Cash flow from (used in) operations (1)	49	59	(232)	(14)

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

The net loss for Corporate, Energy Trading and Eliminations in the third quarter of 2013 was $53 million, compared to net earnings of $209 million in the third quarter of 2012. In the third quarter of 2013, the Canadian dollar strengthened in relation to the U.S. dollar, resulting in an after-tax unrealized foreign exchange gain on U.S. dollar denominated debt of $138 million, compared to $252 million in the prior year quarter.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    033

Operating Earnings

Operating loss for Corporate, Energy Trading and Eliminations in the third quarter of 2013 was $191 million, compared to a $43 million loss in the third quarter of 2012.

Operating Earnings Reconciliation

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Net (loss) earnings	(53)	209	(768)	132
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(138)	(252)	262	(237)
Impact of income tax rate adjustments on deferred income taxes	—	—	—	(20)

Operating loss (1)	(191)	(43)	(506)	(125)

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Renewable Energy

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Power generation marketed (gigawatt hours)	73	76	302	319
Ethanol production (millions of litres)	101.3	99.5	308.9	302.7

Renewable Energy operating earnings increased to $18 million in the third quarter of 2013 from $8 million in the third quarter of 2012, due primarily to stronger ethanol margins and higher ethanol production. Power prices were higher in the third quarter of 2013 compared to the prior year quarter, but were offset by lower power generation.

Energy Trading

Energy Trading operating earnings increased to $27 million from $15 million in the prior year quarter, due primarily to higher gains on Canadian heavy crude trading strategies.

Corporate

The Corporate operating loss was $193 million for the third quarter of 2013, compared with an operating loss of $98 million for the third quarter of 2012. The increase in operating loss was due primarily to higher share-based compensation expense in the quarter, lower capitalized interest, and incremental expenditures relating to a company-wide process improvement initiative. The company capitalized $99 million of its borrowing costs in the third quarter of 2013 as part of the cost of major development assets and construction projects, compared to $138 million in the prior year quarter, reflecting fewer major projects in the third quarter of 2012.

             Suncor Energy Inc.
 034    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Group Eliminations

Group Eliminations include the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Product Supply. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the third quarter of 2013, the company eliminated $43 million of after-tax intersegment profit, compared to $32 million of profit that was recognized in the prior year quarter.

Results for the First Nine Months of 2013

The net loss for Corporate, Energy Trading and Eliminations for the first nine months of 2013 was $768 million, compared to net earnings of $132 million for the first nine months of 2012. Over the first nine months of 2013, the Canadian dollar weakened in relation to the U.S. dollar, resulting in an after-tax unrealized foreign exchange loss of $262 million on U.S. dollar denominated debt, compared to an after-tax gain of $237 million in the prior year period. The net loss for the first nine months of 2012 also included a deferred tax reduction of $20 million.

The operating loss for Corporate, Energy Trading and Eliminations for the first nine months of 2013 was $506 million, compared to an operating loss of $125 million for the first nine months of 2012. The higher operating loss was due mainly to an increase in interest expense largely from additional capital leases, lower capitalized interest, incremental expenditures relating to a company-wide process improvement initiative and after-tax profit that was eliminated in the first nine months of 2013, compared to the recognition of previously eliminated profit in the prior year period. The company capitalized $299 million of its borrowing costs in the first nine months of 2013 as part of the cost of major development assets and construction projects, compared to $444 million in the first nine months of 2012, reflecting fewer major projects in the third quarter of 2012.

6. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Oil Sands	898	1 113	3 421	3 383
Exploration and Production	418	387	1 093	908
Refining and Marketing	202	147	445	394
Corporate, Energy Trading and Eliminations	21	23	45	69

Total capital and exploration expenditures	1 539	1 670	5 004	4 754
Less: capitalized interest on debt	(99)	(138)	(299)	(444)

	1 440	1 532	4 705	4 310

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    035

Capital and Exploration Expenditures by Type (1)(2)(3)

	Three months ended September 30, 2013			Nine months ended September 30, 2013
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	602	219	821	2 151	1 026	3 177
Oil Sands Base	301	20	321	1 221	62	1 283
In Situ	176	37	213	614	337	951
Oil Sands Ventures	125	162	287	316	627	943
Exploration and Production	29	363	392	121	915	1 036
Refining and Marketing	188	16	204	413	34	447
Corporate, Energy Trading and Eliminations	21	2	23	40	5	45

	840	600	1 440	2 725	1 980	4 705

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

In the third quarter of 2013, property, plant and equipment and exploration expenditures were $1.440 billion (excluding capitalized interest). Activity in the third quarter of 2013 included the following:

Oil Sands Operations

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $321 million in the third quarter of 2013, of which $301 million and $20 million were directed towards sustaining and growth activities, respectively. Capital expenditures in the quarter included costs to complete planned maintenance of the Upgrader 2 vacuum tower and related units. The company continued to progress reliability and sustainment projects, including the construction of assets to support the ongoing TROTM process and activities aimed at reducing freshwater use, including the construction of a water treatment plant. In addition, the company commissioned the final two of four storage tanks in Hardisty, Alberta.

In Situ

In Situ capital and exploration expenditures were $213 million, of which $37 million was directed towards growth projects. In the third quarter of 2013, the company commissioned the hot bitumen infrastructure, including an insulated pipeline to flow hot bitumen from the Firebag site to Suncor's Athabasca terminal for blending, cooling and transport to market. Growth capital also included expenditures to progress the debottlenecking project at the MacKay River facilities that is intended to increase production capacity by approximately 20% over the next two years for a total capacity of 38,000 bbls/d.

Sustaining capital expenditures of $176 million were directed towards ongoing design engineering, procurement and construction of well pads that are expected to maintain existing production levels at Firebag and MacKay River in future years. Capital expenditures were also directed towards the infill well program at Firebag.

             Suncor Energy Inc.
 036    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Oil Sands Ventures

Capital expenditures for the Fort Hills project in the third quarter of 2013 continued to focus on design engineering, site preparation and early activity related to long-lead items. The Fort Hills project is scheduled to produce first oil as early as the fourth quarter of 2017 and achieve 90% of its planned production capacity of 180,000 bbls/d (73,000 bbls/d net to Suncor) within twelve months. Suncor's portion of the post-sanction capital investment in Fort Hills is estimated at approximately $5.5 billion.

Suncor and the co-owners of the Joslyn mining project continue to focus on design engineering and regulatory work and plan to provide an update on the targeted timing for a sanction decision on the project when available.

Suncor's share of capital expenditures for the Syncrude joint venture was $125 million, which included expenditures for the mine train replacement at the Mildred Lake mining area and the mine train relocation at the Aurora mining area.

Exploration and Production

Growth and exploration spending of $363 million in the third quarter of 2013 related to the advancement of significant growth projects. Growth spending for the Golden Eagle project related to the installation of the second jacket and wellhead deck. With drilling activities expected to commence by early 2014, the project is expected to achieve first oil in late 2014 or early 2015. Growth spending for the Hebron project related to detailed engineering and early construction of the gravity-based structure and topsides; the project is expected to achieve first oil in 2017. Growth spending also included subsea installation activities for the Hibernia Southern Extension Unit, which commenced in the quarter and are expected to be completed in the fourth quarter of 2013. The project is expected to increase overall production from the Hibernia field starting in 2015. Installation activities, detailed engineering and procurement activities continued for the remainder of the South White Rose Extension project. Subsea equipment for this project is being installed in two phases over 2013 and 2014. First oil is expected in the fourth quarter of 2014.

In the third quarter of 2013, the company continued to develop the Cardium oil formation in Western Canada and further delineate its play in the Montney shale gas formation in B.C.

The company continues negotiations with the National Oil Company in Libya regarding Suncor's exploration commitments under its EPSAs. In the first quarter of 2013, the company received an extension to reflect the time that Suncor was in force majeure due to political unrest and unable to fulfil its exploration commitments. The company continues to make progress on its 2013 exploration drilling program.

Refining and Marketing

Capital expenditures of $204 million relate primarily to the ongoing sustainment of existing operations and reliability initiatives through planned maintenance activities. Growth spending in the Refining and Marketing segment continues to focus on integration with the company's Oil Sands, including early engineering and design work for facilities to prepare the Montreal refinery for the receipt and processing of inland crudes. Construction to enable rail receipt of inland crudes to the Montreal refinery continued in the third quarter of 2013 and is expected to be operating in the fourth quarter of 2013.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    037

7. FINANCIAL CONDITION AND LIQUIDITY

Indicators

Twelve months ended September 30	2013	2012

Return on capital employed (1) (%)
Excluding major projects in progress	8.6	12.4
Including major projects in progress	7.3	9.7

Net debt to cash flow from operations (2) (times)	0.6	0.5

Interest coverage on long-term debt (times)
Earnings basis (3)	7.3	11.6
Cash flow from operations basis (2)(4)	16.6	17.7

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Capital Resources

Suncor's capital resources consist primarily of cash flow from operations, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund the remainder of its planned 2013 capital spending program of $6.7 billion and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2013, available committed credit facilities, issuing commercial paper, and/or long-term notes or debentures. The company's cash flow from operations depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

Cash and cash equivalents increased to $5.340 billion during the first nine months of 2013 from $4.385 billion at December 31, 2012, due primarily to stable cash flow from operations that exceeded capital expenditures, proceeds of $1 billion before closing adjustments and other closing costs relating to the sale of a significant portion of the company's natural gas business in Western Canada, partially offset by the repurchase of $1.125 billion of the company's common shares, the acquisition of Total E&P's interest in the VULP for $515 million and the repayment of long-term debt. For the twelve months ended September 30, 2013, the company's net debt to cash flow from operations measure was 0.6 times, which met management's limit of less than 2.0 times. Unutilized lines of credit at September 30, 2013 were $4.623 billion, compared to $4.735 billion at December 31, 2012.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor's management believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

             Suncor Energy Inc.
 038    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At September 30, 2013, total debt to total debt plus shareholders' equity was 21% (December 31, 2012 – 22%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	September 30 2013	December 31 2012

Short-term debt	771	775
Current portion of long-term debt	31	311
Long-term debt	10 331	9 938

Total debt	11 133	11 024
Less: Cash and cash equivalents	5 340	4 385

Net debt	5 793	6 639

Shareholders' equity	41 132	39 215

Total debt plus shareholders' equity	52 265	50 239

Total debt to total debt plus shareholders' equity (%)	21	22

Change in Net Debt

	Three and nine months ended September 30, 2013
($ millions)	Q3	YTD

Net debt – Start of period	7 114	6 639
Decrease in net debt	(1 321)	(846)

Net debt – September 30, 2013	5 793	5 793

Decrease in net debt
Cash flow from operations	2 528	7 062
Capital and exploration expenditures and other investments	(1 548)	(5 019)
Acquisition	—	(515)
Proceeds from divestitures	904	910
Dividends less proceeds from exercise of share options	(263)	(718)
Repurchase of common shares	(426)	(1 125)
Change in non-cash working capital	(20)	518
Foreign exchange on cash, debt and other balances	146	(267)

	1 321	846

At September 30, 2013, Suncor's net debt was $5.793 billion, compared to $6.639 billion at December 31, 2012. Over the first nine months of 2013, net debt decreased by $846 million, largely due to cash flow from operations that exceeded capital and exploration expenditures, and net proceeds related to the disposition of a significant portion of the company's natural gas business in Western Canada, partially offset by the acquisition of Total E&P's interest in VULP, share repurchases, dividends and unrealized foreign exchange losses on U.S. dollar denominated debt.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    039

Short-Term Investments

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns consistent with the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings. As at September 30, 2013, the weighted average term to maturity of the short-term investment portfolio was approximately 75 days.

Common Shares

Outstanding Shares

September 30, 2013 (thousands)

Common shares	1 492 242
Common share options – exercisable and non-exercisable	36 398
Common share options – exercisable	28 102

As at October 23, 2013, the total number of common shares outstanding was 1,488,562,131 and the total number of exercisable and non-exercisable common share options outstanding was 36,056,650. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

Pursuant to Suncor's normal course issuer bid (the 2012 NCIB) that commenced in the third quarter of 2012, Suncor repurchased a total of 38.9 million common shares for total consideration of $1.2 billion, of which 2.6 million common shares were repurchased in the third quarter of 2013 for total consideration of $83 million.

On August 5, 2013, Suncor commenced a new normal course issuer bid (the 2013 NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2013 NCIB, Suncor is permitted to purchase for cancellation up to approximately $1.8 billion worth of its common shares between August 5, 2013 and August 4, 2014, and has agreed that it will not purchase more than 66,414,828 common shares, which equals approximately 4% of the issued and outstanding common shares in the public float as at July 29, 2013. Suncor has repurchased a total of 9.5 million common shares for total consideration of $343 million.

Shareholders may obtain a copy of the company's Notice of Intention to make a Normal Course Issuer Bid in relation to both the 2012 NCIB and the 2013 NCIB, without charge, by contacting Investor Relations.

             Suncor Energy Inc.
 040    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

As at October 23, 2013, the company had repurchased an additional 3,968,961 shares at an average price of $36.89 per share, for a total repurchase cost of $146 million.

	Three and nine months ended September 30, 2013		Twelve months ended December 31, 2012
	Q3	YTD

Share repurchase activities (thousands of common shares)
Shares repurchased directly (1)	12 054	34 560	46 862
Shares repurchased through exercise of put options	—	—	—

	12 054	34 560	46 862

Share repurchase cost ($ millions)
Repurchase cost	426	1 125	1 452
Option premiums received	—	—	(1)

	426	1 125	1 451

Weighted average repurchase price per share (dollars per share)	35.36	32.55	30.96

(1)
During the first quarter of 2012, the company obtained regulatory approval to recommence its normal course issuer bid that authorized the purchase for cancellation of up to an additional $1 billion of Suncor's common shares between February 28, 2012 and September 5, 2012.

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of its 2012 annual MD&A, which section is herein incorporated by reference. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures. During the first nine months of 2013, Suncor entered into various agreements in the normal course of business totalling approximately $1.3 billion in support of the company's diluent import strategy, market access strategy and activities to expand its storage and logistics network. For the majority of these commitments, the contract terms range between 10 and 25 years.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    041

8. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings results and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events – such as the maintenance that occurred in Oil Sands and Refining and Marketing in the second and third quarter of 2013 and at many Exploration and Production assets in the third quarter of 2012 – and unplanned maintenance outages – such as the one that occurred at Upgrader 2 in the second quarter of 2013 and the first half of 2012. Trends in Suncor's quarterly earnings results and cash flow from operations are also affected by changes in commodity prices, refining crack spreads and foreign exchange rates.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011

Total production (mboe/d)
Oil Sands	423.6	309.4	389.0	378.7	378.9	337.8	341.1	356.8
Exploration and Production	171.4	190.7	207.1	177.8	156.4	204.6	221.2	219.7

	595.0	500.1	596.1	556.5	535.3	542.4	562.3	576.5

Revenues and other income
Operating revenues, net of royalties	10 288	9 648	9 843	9 396	9 488	9 584	9 639	9 906
Other income	85	66	173	92	88	123	116	60

	10 373	9 714	10 016	9 488	9 576	9 707	9 755	9 966

Net earnings (loss)	1 694	680	1 094	(572)	1 544	324	1 446	1 427
per common share – basic (dollars)	1.13	0.45	0.72	(0.37)	1.01	0.21	0.93	0.91
per common share – diluted (dollars)	1.13	0.45	0.71	(0.37)	1.00	0.20	0.92	0.91

Operating earnings (1)	1 426	934	1 367	990	1 292	1 249	1 318	1 427
per common share – basic (1) (dollars)	0.95	0.62	0.90	0.65	0.84	0.80	0.84	0.91

Cash flow from operations (1)	2 528	2 250	2 284	2 228	2 743	2 347	2 415	2 650
per common share – basic (1) (dollars)	1.69	1.49	1.50	1.46	1.79	1.51	1.55	1.69

ROCE (1) (%) for the twelve months ended	8.6	8.1	7.1	7.2	12.4	14.2	14.7	13.8

Common share information (dollars)
Dividend per common share	0.20	0.20	0.13	0.13	0.13	0.13	0.11	0.11
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	36.83	31.00	30.44	32.71	32.34	29.44	32.59	29.38
New York Stock Exchange (US$)	35.78	29.49	30.01	32.98	32.85	28.95	32.70	28.83

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A. ROCE excludes capitalized costs related to major projects in progress.

             Suncor Energy Inc.
 042    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Business Environment

Three months ended (average for the period ended, except as noted)		Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011

WTI crude oil at Cushing	US$/bbl	105.85	94.20	94.35	88.20	92.20	93.50	102.95	94.05
Dated Brent crude oil at Sullom Voe	US$/bbl	109.70	103.35	112.65	110.10	109.50	108.90	118.35	109.00
Dated Brent/Maya FOB price differential	US$/bbl	10.35	5.50	10.60	17.30	11.90	9.85	9.45	5.55
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	105.25	92.90	88.45	84.35	84.70	84.45	92.80	98.20
WCS at Hardisty	US$/bbl	88.35	75.05	62.40	70.05	70.45	70.60	81.50	83.60
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	17.50	19.15	31.95	18.15	21.75	22.90	21.45	10.45
Condensate at Edmonton	US$/bbl	103.80	103.30	107.20	98.10	96.00	99.40	110.00	108.70
Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.80	3.60	3.05	3.05	2.20	1.85	2.50	3.40
New York Harbor 3-2-1 crack (1)	US$/bbl	19.25	25.60	31.20	35.95	37.80	31.95	25.80	22.80
Chicago 3-2-1 crack (1)	US$/bbl	15.80	30.70	27.10	27.85	35.15	27.85	18.80	19.20
Portland 3-2-1 crack (1)	US$/bbl	19.60	30.60	30.55	29.85	38.15	37.90	27.70	26.45
Gulf Coast 3-2-1 crack (1)	US$/bbl	15.95	24.00	28.80	27.35	33.95	29.30	25.45	20.40
Exchange rate	US$/Cdn$	0.96	0.98	0.99	1.00	1.00	0.99	1.00	0.98
Exchange rate (end of period)	US$/Cdn$	0.97	0.95	0.98	1.01	1.02	0.98	1.00	0.98

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or one-time adjustments:

•
The third quarter of 2013 included an after-tax gain of $130 million relating to the sale of a significant portion of the company's natural gas business in Western Canada.

•
The first quarter of 2013 included an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project, which represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

•
Given Suncor's view of the challenging economic outlook for the Voyageur upgrader project, the company performed an impairment test in the fourth quarter of 2012. Based on an assessment of expected future net cash flows, the company recorded an after-tax impairment charge of $1.487 billion.

•
The fourth quarter of 2012 included an after-tax impairment reversal of $177 million of the impairment charges recorded against its assets in Syria in the second quarter of 2012, due to a revised assessment of the net recoverable value of the underlying assets following the receipt of risk mitigation proceeds.

•
The fourth quarter of 2012 included total after-tax impairment charges of $128 million for certain exploration, development and production assets in the Exploration and Production segment.

•
The second quarter of 2012 included after-tax impairment charges and write-offs of $694 million against assets in Syria, which reflected the shut in of production due to political unrest and international sanctions. The company ceased recording all production and revenue from its Syrian assets in the fourth quarter of 2011.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    043

9. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in notes 3 and 5, respectively, to the audited Consolidated Financial Statements for the year ended December 31, 2012.

Adoption of New and Amended Accounting Standards

Effective January 1, 2013, the company adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, IFRS 13 Fair Value Measurement, and amendments to IAS 19 Employee Benefits and IFRS 7 Financial Instruments: Disclosure.

Scope of a Reporting Entity

IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and structured entities. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. Arrangements that meet the definition of a joint venture are required to apply the equity method of accounting. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

The company identified two existing joint arrangements in the Refining and Marketing segment that have been retrospectively reclassified as joint ventures as a result of IFRS 11, and are now being accounted for using the equity method of accounting rather than the proportionate consolidation method. This change does not have a material impact to the consolidated financial statements, but does result in the netting of revenues and expenses for these entities into Other Income. Cash flow from operations from these joint arrangements is now recognized based on cash distributions received in the period, where previously it was recognized based on the company's proportionate share of cash flow from operations. In addition, the company's net investment in these entities is now presented in Other Assets. The company determined that the adoption of IFRS 10 did not result in changes to the consolidation conclusions of any of its subsidiaries and investees.

Employee Benefits

The amendments to IAS 19 revise the recognition, presentation and disclosure requirements for defined benefit plans. The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, thereby eliminating the previous options that were available, changes the calculation and presentation of the interest expense component of annual pension expense and enhances the disclosure requirements for defined benefit plans.

The adoption of the amendments did not have a material impact on the consolidated financial statements. The company has recognized an interest expense on the net unfunded obligation, and reclassified net interest expense to Financing Expenses from Operating, Selling and General Expense.

Fair Value Measurements

IFRS 13 establishes a single source of guidance for most fair value measurements, clarifies the definition of fair value, and enhances the disclosures on fair value measurements. The adoption of IFRS 13 did not require any adjustments to the

             Suncor Energy Inc.
 044    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com valuation techniques used by the company to measure fair value and did not result in any fair value measurement adjustments as at January 1, 2013. The adoption of this standard resulted in additional interim disclosures with respect to the fair value hierarchy level of each category of financial instrument that is measured at fair value. See note 14 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2013.

Offsetting Financial Assets and Liabilities

The amendments to IFRS 7 clarify the offsetting model and develop common disclosure requirements to enhance the understanding of the potential effects of offsetting arrangements. The adoption of this amendment resulted in additional disclosure for the company's offsetting financial assets and financial liabilities; see note 14 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2013.

The effects of the application of IFRS 11 and the IAS 19 amendment to consolidated net earnings, operating earnings and cash flow from operations for the three and nine months ended September 30, 2012 and the twelve months ended December 31, 2012 are shown in the table below and reflect the application of relevant transitional provisions.

($ millions)	Three months ended September 30, 2012	Nine months ended September 30, 2012	Year ended December 31, 2012

Net earnings before accounting changes	1 555	3 345	2 783
Adjustments to net earnings:
Recognition of interest costs on net unfunded obligation (IAS 19)	(11)	(31)	(41)

Net earnings after accounting changes	1 544	3 314	2 742

Operating earnings before accounting changes	1 303	3 890	4 890
Adjustments to operating earnings:
Recognition of interest costs on net unfunded obligation (IAS 19)	(11)	(31)	(41)

Operating earnings after accounting changes	1 292	3 859	4 849

Cash flow from operations before accounting changes	2 740	7 510	9 745
Adjustments to cash flow from operations:
Proportionate consolidation to equity accounting (IFRS 11)	3	(5)	(5)
Recognition of interest costs on net unfunded obligation (IAS 19)	—	—	(7)

Cash flow from operations after accounting changes	2 743	7 505	9 733

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2012 annual MD&A, which section is herein incorporated by reference.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    045

Voyageur Upgrader Project

In the first quarter of 2013, Suncor announced that it had acquired Total E&P's interest in VULP. Management applied judgment in determining whether the acquisition met the definition of a business combination or an asset purchase and determined that the acquisition met the definition of a business combination due to the existence of activities and assets that are capable of being conducted and managed for the purpose of generating a return. As the transaction met the definition of a business combination, the acquired identifiable assets and assumed liabilities were recognized at their fair value on the date of the acquisition.

The fair value attributed to the property, plant and equipment acquired was determined using a combination of an expected future cash flow approach under the fair value less costs to sell methodology and management's best estimate of the amount recoverable from the sale of certain assets.

The fair value of the asset retirement obligation was determined based on management's best estimate of the estimated costs to complete the activities, the timing of cash outflows, the discount rate and management's anticipated use of the area in the future. Changes to these estimates may have a material impact on the amounts presented.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 26 of the audited Consolidated Financial Statements for the year ended December 31, 2012, and note 14 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2013.

Canada Revenue Agency Proposal Letter

In July 2013, the company responded to the information request received in April 2013 from the Canada Revenue Agency (CRA) relating to the proposal letter regarding the income tax treatment of the realized losses in 2007 on the settlement of the Buzzard derivative contracts. After reviewing the company's response, the CRA issued another information request, which Suncor responded to at the end of September. The company strongly disagrees with the CRA's position and firmly believes it will be able to successfully defend its original filing position should it receive a Notice of Reassessment.

Union Negotiations

On June 4, 2013, Suncor and the Communications, Energy and Paperworkers Union (CEP) reached a national collective bargaining agreement. The national agreement forms the foundation for local agreements at Suncor's CEP-represented operational sites across Canada. As at September 30, 2013, the CEP represented approximately 30% (or 4,200) of Suncor's employees, which is the majority of the company's unionized employees. Details of the agreements are as follows:

•
The agreements covering approximately 19% of Suncor's CEP-represented employees working in the company's refinery, lubricants, natural gas, and terminal operations were under negotiation in the third quarter of 2013 and expired on December 31, 2012 or January 31, 2013. Certain of these agreements were successfully renewed in the third quarter of 2013.

•
The agreement covering approximately 79% of Suncor's CEP-represented employees working in the company's Oil Sands Base or Firebag operations was under negotiation in the third quarter of 2013 and expired on May 1, 2013. The agreement was successfully renewed in the third quarter of 2013.

             Suncor Energy Inc.
 046    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
The agreement covering the remainder of Suncor's CEP-represented employees, who work in the company's Terra Nova operations, is currently under negotiation and expired on September 30, 2013.

Control Environment

Based on their evaluation as at September 30, 2013, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)) are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2013, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of current events in Syria, Suncor is not able to monitor the status of all of its assets in the country, including whether certain facilities have suffered damages. Suncor has assessed and is continually monitoring the control environment in the country and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its previously issued 2013 corporate guidance. Suncor's press release dated October 30, 2013, which is also available on www.sedar.com, provides updates to its corporate guidance.

10. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in the MD&A – namely operating earnings, ROCE, cash flow from operations and Oil Sands cash operating costs – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the Other Items section of this MD&A. Certain comparative figures pertaining to Suncor's 2012 non-GAAP financial measures have been restated for the adoption of the new and amended standards, while comparative figures pertaining to Suncor's 2011 results have not been restated in accordance with the respective transitional provisions.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    047

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information segment of the MD&A.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a thirteen-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended September 30
($ millions, except as noted)		2013	2012

Adjustments to net earnings
Net earnings		2 896	4 742
Add after-tax amounts for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		339	(393)
Interest expense		177	47

	A	3 412	4 396

Capital employed – beginning of twelve-month period
Net debt		5 034	7 678
Shareholders' equity		39 981	37 613

		45 015	45 291

Capital employed – end of twelve-month period
Net debt		5 793	5 034
Shareholders' equity		41 132	39 981

		46 925	45 015

Average capital employed	B	46 552	45 264

ROCE – including major projects in progress (%)	A/B	7.3	9.7

Average capitalized costs related to major projects in progress	C	7 074	9 799

ROCE – excluding major projects in progress (%)	A/(B-C)	8.6	12.4

             Suncor Energy Inc.
 048    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, which management believes reduces comparability between periods.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Net earnings (loss)	951	537	446	88	350	710	(53)	209	1 694	1 544
Adjustments for:
Depreciation, depletion, amortization and impairment	652	503	274	231	136	116	27	45	1 089	895
Deferred income taxes	120	187	(193)	(22)	(126)	199	193	24	(6)	388
Accretion of liabilities	28	25	16	15	2	1	4	4	50	45
Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(157)	(289)	(157)	(289)
Change in fair value of derivative contracts	(1)	(2)	(2)	(1)	(3)	(2)	(145)	22	(151)	17
Gain (loss) on disposal of assets	—	3	(130)	(1)	(3)	(4)	—	(1)	(133)	(3)
Share-based compensation	39	85	18	13	25	44	113	48	195	190
Exploration expenses	—	—	8	65	—	—	—	—	8	65
Settlement of decommissioning and restoration liabilities	(74)	(78)	(3)	(5)	(7)	(6)	—	—	(84)	(89)
Other	(13)	(4)	(28)	(18)	(3)	5	67	(3)	23	(20)

Cash flow from operations	1 702	1 256	406	365	371	1 063	49	59	2 528	2 743
Decrease (increase) in non-cash working capital	208	256	54	(168)	77	44	(347)	(492)	(8)	(360)

Cash flow provided by (used in) operating activities	1 910	1 512	460	197	448	1 107	(298)	(433)	2 520	2 383

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    049

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Net earnings (loss)	1 571	1 505	1 101	(10)	1 564	1 687	(768)	132	3 468	3 314
Adjustments for:
Depreciation, depletion, amortization and impairment	1 759	1 412	889	1 557	381	337	88	126	3 117	3 432
Deferred income taxes	323	623	(130)	26	148	461	49	(55)	390	1 055
Accretion of liabilities	84	83	50	47	4	3	10	4	148	137
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	301	(272)	301	(272)
Change in fair value of derivative contracts	(1)	—	(1)	(1)	(1)	—	(60)	31	(63)	30
Gain on disposal of assets	—	(29)	(130)	(1)	(4)	(8)	—	(1)	(134)	(39)
Share-based compensation	(10)	78	21	11	9	38	113	44	133	171
Exploration expenses	—	—	59	124	—	—	—	—	59	124
Settlement of decommissioning and restoration liabilities	(313)	(310)	(16)	(22)	(13)	(13)	—	—	(342)	(345)
Other	33	(45)	(79)	(33)	(4)	(1)	35	(23)	(15)	(102)

Cash flow from (used in) operations	3 446	3 317	1 764	1 698	2 084	2 504	(232)	(14)	7 062	7 505
(Increase) decrease in non-cash working capital	2 188	(816)	565	(88)	226	29	(2 277)	1 053	702	178

Cash flow provided by (used in) operating activities	5 634	2 501	2 329	1 610	2 310	2 533	(2 509)	1 039	7 764	7 683

Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are derived by adjusting Oil Sands segment operating, selling and general expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; iii) excess power generated and sold that is recorded in operating revenue; and iv) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of the MD&A.

Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings

In accordance with GAAP, Suncor applies the first-in, first-out inventory (FIFO) valuation methodology. This results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

             Suncor Energy Inc.
 050    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a last-in, first-out (LIFO) methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

Generally, during times of increasing crude prices, a FIFO inventory valuation positively impacts net earnings, compared with LIFO inventory valuation, as inventories purchased during periods of lower relative feedstock costs are replaced by inventories purchased during periods of higher relative feedstock costs. Conversely, during times of decreasing crude prices, FIFO inventory valuation generally negatively impacts net earnings, compared with LIFO inventory valuation, as inventories purchased during periods of higher relative feedstock costs are replaced by inventories purchased during periods of lower relative feedstock costs.

The company's estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology is a relatively simple calculation that replaces the FIFO-based costs of goods sold with an average purchase cost over the same period, and does not incorporate all of the elements of a more complex and precise LIFO inventory valuation methodology that an entity using U.S. GAAP might include. The company's estimate is not derived from a standardized calculation and, therefore, is unlikely to be comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

The impact on earnings pertaining to the increasing crude price environment increased after-tax earnings by approximately $104 million and $222 million for the third quarter of 2013 and first nine months of 2013, respectively. The impact on earnings pertaining to the increasing crude price environment increased after-tax earnings by approximately $78 million for the third quarter of 2012, while the impact of the decreasing crude price environment decreased after-tax earnings by approximately $50 million for the first nine months of 2012.

11. FORWARD-LOOKING INFORMATION

The MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information is based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions.

Forward-looking statements in the MD&A include references to:

Suncor's expectations about production volumes and the performance of its existing assets, including that:

•
The company anticipates that bitumen production from Firebag will reach the targeted production capacity of approximately 180,000 bbls/d in early 2014.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    051

The anticipated duration and impact of planned maintenance events, including:

•
The company's expectation that all planned maintenance events for Oil Sands are complete for the year; and
•
The company's plans to complete routine maintenance, repair a damaged mooring chain and perform preventive maintenance on the remaining eight chains at Terra Nova in eleven weeks.

Suncor's expectations about capital expenditures, and growth and other projects, including:

•
The company's capital allocation plans;
•
That the charge recorded in respect of the Voyageur upgrader project reflects all the costs of not proceeding with the project;
•
The company's plans to increase its heavy crude shipping capacity to the U.S. Gulf Coast through its capacity on the Keystone South pipeline, resulting in additional logistics and marketing flexibility;
•
The company's plans to meet linefill requirements on the Keystone South pipeline in the fourth quarter of 2013;
•
The expectation that the rail offloading facility in Montreal will take delivery of crude starting in the fourth quarter of 2013;
•
The debottlenecking project at the MacKay River facilities is expected to increase production capacity by approximately 20% over the next two years for a total capacity of 38,000 bbls/d;
•
The expectation that the Fort Hills project will produce first oil as early as the fourth quarter of 2017, achieve 90% of its planned production capacity of 180,000 bbls/d (73,000 bbls/d net to Suncor) within twelve months, have an expected mine life in excess of 50 years at the current planned production rate (which assumes that all of the estimated contingent resources are developed), and that Suncor's portion of the post-sanction capital investment in Fort Hills is estimated at approximately $5.5 billion;
•
The company's plans to continue to focus on design engineering and regulatory work and to provide an update on the targeted timing for a sanction decision for the Joslyn mining project when available;
•
The design and construction of new well pads at Firebag and MacKay River are expected to maintain existing production levels in future years;
•
Drilling activities on the Golden Eagle project are expected to commence by early 2014, and the project is expected to achieve first oil in late 2014 or early 2015;
•
Subsea installation for the Hibernia Southern Extension Unit is expected to be completed in the fourth quarter of 2013. The project is expected to increase the overall production from the Hibernia field starting in 2015;
•
Subsea equipment for the South White Rose Extension project is expected to be installed in two phases over 2013 and 2014. First oil is expected in the fourth quarter of 2014; and
•
The Hebron project is expected to achieve first oil in 2017.

Also:

•
The company's position in respect of the proposal letter received from the CRA relating to the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts relating to Buzzard and that it will be able to successfully defend its original filing position;
•
Management's belief that Suncor will have the capital resources to fund the remainder of its planned 2013 capital spending program of $6.7 billion and to meet current and future working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2013, available committed credit facilities issuing commercial paper and long-term notes or debentures, and that, if additional capital is required, adequate additional financing will be available to Suncor in the debt capital markets at commercial terms and rates;
•
Management's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels;
•
The company's expectations that the maximum weighted average term to maturity of its short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings; and

             Suncor Energy Inc.
 052    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or results of operations, liquidity or capital expenditures.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business, such as our current dispute with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    053

uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout the MD&A, and under the heading Risk Factors in the 2012 annual MD&A, the company's 2012 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

Suncor's operating working interest before deduction of royalties, and without including any royalty interests of Suncor, in the approximately 3.3 billion barrels of contingent resources associated with the Fort Hills project in Alberta is approximately 1.35 billion barrels of bitumen. In its 2012 AIF and Form 40-F, Suncor disclosed that the reclassification of the contingent resources, which have an effective date of December 31, 2012, for the Fort Hills project was largely contingent upon an assessment that development would be sanctioned and commence within a reasonable time frame. Since the date of Suncor's 2012 AIF, the respective co-owners of the Fort Hills project have sanctioned the project. Given the foregoing, these resources, or a portion thereof, may in the future be re-classified as reserves.

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is no certainty that it will be commercially viable to produce the contingent resources.

There is no certainty as to timing of the development of the resources. The contingent resource estimates are considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual

             Suncor Energy Inc.
 054    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com remaining quantities recovered will be greater or less than the best estimate. The best estimate of potentially recoverable volumes is prepared independent of the risks associated with achieving commercial production. There are numerous uncertainties inherent in estimating quantities and quality of these contingent resources, including many factors beyond our control. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or lack of infrastructure or markets.

For more information on contingent resources, please see Suncor's 2012 AIF and Form 40-F.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    055

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Operating revenues, net of royalties (note 4)	10 288	9 488	29 779	28 711
Other income (note 5)	85	88	324	327

	10 373	9 576	30 103	29 038

Expenses
Purchases of crude oil and products	4 603	4 124	13 101	12 612
Operating, selling and general	2 318	2 265	6 924	6 723
Transportation	205	171	573	491
Depreciation, depletion, amortization and impairment	1 089	895	3 117	3 432
Exploration	38	97	247	238
Gain on disposal of assets (note 16)	(133)	(3)	(134)	(39)
Project start-up costs	3	17	13	40
Voyageur upgrader project charges (note 15)	—	—	176	—
Financing (income) expenses (note 9)	(65)	(241)	709	(73)

	8 058	7 325	24 726	23 424

Earnings before Income Taxes	2 315	2 251	5 377	5 614

Income Taxes
Current	627	319	1 519	1 245
Deferred	(6)	388	390	1 055

	621	707	1 909	2 300

Net Earnings	1 694	1 544	3 468	3 314

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(55)	(135)	136	(116)
Cash flow hedges reclassified to net earnings	—	(1)	—	(1)
Actuarial (loss) gain on employee retirement benefit plans, net of income taxes (note 13)	(33)	(54)	353	(178)

Other Comprehensive (Loss) Income	(88)	(190)	489	(295)

Total Comprehensive Income	1 606	1 354	3 957	3 019

Per Common Share (dollars) (notes 3 and 11)
Net earnings – basic	1.13	1.01	2.30	2.14
Net earnings – diluted	1.13	1.00	2.30	2.13
Cash dividends	0.20	0.13	0.53	0.37

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 056    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Balance Sheets
(unaudited)

($ millions)	Sept 30 2013	Dec 31 2012

(restated – note 3)
Assets
Current assets
Cash and cash equivalents	5 340	4 385
Accounts receivable	4 826	5 201
Inventories	4 249	3 697
Income taxes receivable	621	799

Total current assets	15 036	14 082
Property, plant and equipment, net (notes 15 and 16)	55 755	55 434
Exploration and evaluation	3 363	3 284
Other assets	427	419
Goodwill and other intangible assets	3 094	3 104
Deferred income taxes	86	78

Total assets	77 761	76 401

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	771	775
Current portion of long-term debt	31	311
Accounts payable and accrued liabilities	6 952	6 446
Current portion of provisions (note 12)	1 311	856
Income taxes payable	1 300	1 165

Total current liabilities	10 365	9 553
Long-term debt	10 331	9 938
Other long-term liabilities (note 13)	1 820	2 319
Provisions (note 12)	3 516	4 932
Deferred income taxes	10 597	10 444
Shareholders' equity	41 132	39 215

Total liabilities and shareholders' equity	77 761	76 401

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    057

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Operating Activities
Net earnings	1 694	1 544	3 468	3 314
Adjustments for:
Depreciation, depletion, amortization and impairment	1 089	895	3 117	3 432
Deferred income taxes	(6)	388	390	1 055
Accretion	50	45	148	137
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(157)	(289)	301	(272)
Change in fair value of derivative contracts	(151)	17	(63)	30
Gain on disposal of assets	(133)	(3)	(134)	(39)
Share-based compensation	195	190	133	171
Exploration	8	65	59	124
Settlement of decommissioning and restoration liabilities	(84)	(89)	(342)	(345)
Other	23	(20)	(15)	(102)
(Increase) decrease in non-cash working capital	(8)	(360)	702	178

Cash flow provided by operating activities	2 520	2 383	7 764	7 683

Investing Activities
Capital and exploration expenditures	(1 539)	(1 670)	(5 004)	(4 754)
Acquisitions (note 15)	—	—	(515)	—
Proceeds from disposal of assets (note 16)	904	15	910	58
Other investments	(9)	(2)	(15)	(6)
(Increase) decrease in non-cash working capital	(12)	92	(184)	142

Cash flow used in investing activities	(656)	(1 565)	(4 808)	(4 560)

Financing Activities
Net change in short-term debt	(42)	(24)	(28)	(22)
Net change in long-term debt	—	(5)	149	(12)
Repayment of long-term debt	(312)	—	(312)	—
Issuance of common shares under share option plans	36	12	80	179
Purchase of common shares for cancellation, net of option premiums (note 8)	(426)	(312)	(1 125)	(1 043)
Dividends paid on common shares	(299)	(196)	(798)	(561)

Cash flow used in financing activities	(1 043)	(525)	(2 034)	(1 459)

Increase in Cash and Cash Equivalents	821	293	922	1 664
Effect of foreign exchange on cash and cash equivalents	(11)	(16)	33	(7)
Cash and cash equivalents at beginning of period	4 530	5 161	4 385	3 781

Cash and Cash Equivalents at End of Period	5 340	5 438	5 340	5 438

Supplementary Cash Flow Information
Interest paid	70	65	421	382
Income taxes paid	399	474	1 083	1 095

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 058    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total (restated – note 3)	Number of Common Shares (thousands)

At December 31, 2011	20 303	545	(207)	14	17 937	38 592	1 558 636

Net earnings	—	—	—	—	3 314	3 314	—
Foreign currency translation adjustment	—	—	(116)	—	—	(116)	—
Net changes in cash flow hedges	—	—	—	(1)	—	(1)	—
Actuarial loss on employee retirement benefit plans, net of income taxes of $88	—	—	—	—	(178)	(178)	—

Total comprehensive income	—	—	(116)	(1)	3 136	3 019	—
Issued under share option plans	240	(44)	—	—	—	196	10 086
Issued under dividend reinvestment plan	12	—	—	—	(12)	—	391
Purchase of common shares for cancellation, net of option premiums	(447)	—	—	—	(596)	(1 043)	(34 385)
Liability for share purchase commitment	(121)	—	—	—	(179)	(300)	—
Share-based compensation	—	78	—	—	—	78	—
Dividends paid on common shares	—	—	—	—	(561)	(561)	—

At September 30, 2012	19 987	579	(323)	13	19 725	39 981	1 534 728

At December 31, 2012	19 945	579	(223)	13	18 901	39 215	1 523 057

Net earnings	—	—	—	—	3 468	3 468	—
Foreign currency translation adjustment	—	—	136	—	—	136	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $121	—	—	—	—	353	353	—

Total comprehensive income	—	—	136	—	3 821	3 957	—
Issued under share option plans	124	(35)	—	—	—	89	3 745
Issued under dividend reinvestment plan	22	—	—	—	(22)	—	—
Purchase of common shares for cancellation, net of option premiums (note 8)	(453)	—	—	—	(672)	(1 125)	(34 560)
Change in liability for share purchase commitment	(86)	—	—	—	(162)	(248)	—
Share-based compensation	—	42	—	—	—	42	—
Dividends paid on common shares	—	—	—	—	(798)	(798)	—

At September 30, 2013	19 552	586	(87)	13	21 068	41 132	1 492 242

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    059

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2012 and the interim consolidated financial statements for the period ended March 31, 2013.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at October 30, 2013, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2012. Those accounting policies are consistent with those of the previous financial year, except as described in note 3.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2012.

             Suncor Energy Inc.
 060    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

3. ADOPTION OF NEW AND AMENDED IFRS STANDARDS

Impact of the application of IFRS 11

Effective January 1, 2013, the company adopted IFRS 11 Joint arrangements. IFRS 11 establishes a principle-based approach to accounting for joint arrangements by assessing the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements where sufficient rights and obligations are passed to the partners. As a result, two existing joint arrangements in the Refining and Marketing segment were reclassified as joint ventures, and are now being accounted for using the equity method of accounting rather than the proportionate consolidation method. This change did not have a material impact to the consolidated financial statements, but did result in the netting of revenues and expenses for these entities into Other Income, the netting of equity pick-up and cash distribution within Other in the Consolidated Statements of Cash Flows, and the company's net investment in these entities is now presented in Other Assets.

Impact of the application of IAS 19

Effective January 1, 2013, the company adopted the amendments to IAS 19 Employee Benefits. The revised standard resulted in changes to the calculation and presentation of pension interest cost, which is now calculated on the net unfunded obligation, applying the discount rate used to measure the employee benefit obligation at the beginning of the annual period. Previously, pension interest cost was net of interest income on plan assets (using the expected return on plan assets) and interest expense on the plan obligation (using the discount rate). The net pension interest expense was reclassified to Financing Expenses from Operating, Selling and General expense. The change to the pension interest cost calculation also resulted in the refundable tax accounts (RTA) being present valued, resulting in an immaterial adjustment to the Consolidated Balance Sheets noted below.

IFRS 11 and the amendments to IAS 19 have been applied retroactively, and the effects of the application of IFRS 11 and IAS 19 amendments on the comparative periods are shown in the tables below.

Adjustments to Consolidated Statements of Comprehensive Income (1):

	Three months ended September 30, 2012			Nine months ended September 30, 2012
($ millions, increase/(decrease))	IFRS 11	IAS 19	Total	IFRS 11	IAS 19	Total

Revenues and Other Income
Operating revenues, net of royalties	(24)	—	(24)	(53)	—	(53)
Other income	(1)	—	(1)	10	—	10
Expenses
Purchases of crude oil and products	(17)	—	(17)	(18)	—	(18)
Operating, selling and general	(7)	(5)	(12)	(22)	(16)	(38)
Depreciation, depletion, amortization and impairment	(1)	—	(1)	(3)	—	(3)
Financing expenses	—	19	19	—	57	57
Income Taxes
Deferred	—	(3)	(3)	—	(10)	(10)

Net (Loss) Earnings	—	(11)	(11)	—	(31)	(31)
Actuarial gain on employee retirement benefit plans	—	11	11	—	31	31

Total Comprehensive Income	—	—	—	—	—	—

Per Common Share (dollars)
Basic	—	—	—	—	(0.02)	(0.02)
Diluted	—	(0.01)	(0.01)	—	(0.02)	(0.02)

(1)
The impact of the IAS 19 adjustments on the nine months ended September 30, 2013 was an increase to Financing Expenses of $37 million with a corresponding actuarial gain of $27 million, net of income taxes of $10 million, resulting in a $nil impact to the Consolidated Statements of Comprehensive Income.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    061

Adjustments to Consolidated Balance Sheets:

($ millions, increase/(decrease))	Dec 31 2012

Cash and cash equivalents	(8)
Accounts receivable	(43)
Inventories	(46)
Property, plant and equipment, net	(24)
Other assets	99
Goodwill and other intangible assets	(24)
Deferred income taxes	(2)

Total assets	(48)

Short-term debt	(1)
Accounts payable and accrued liabilities	(23)
Income taxes payable	(5)
Other long-term liabilities (2)	9
Provisions	(1)
Deferred income taxes (2)	(19)
Shareholders' equity (2)	(8)

Total liabilities and shareholders' equity	(48)

(2)
At December 31, 2012, the adjustment related to IAS 19 resulted in an increase of $11 million to Other Long-term Liabilities, offset by a decrease of $3 million and $8 million, respectively, to Deferred Income Taxes and Shareholders' Equity. The remaining adjustments relate to IFRS 11.

Adjustments to Consolidated Statements of Cash Flow:

($ millions, increase/(decrease))	Three months ended September 30, 2012	Nine months ended September 30, 2012

Operating activities
Cash flow from operating activities before change in non-cash working capital	3	(5)
Decrease in non-cash working capital	(8)	17

Cash flow from operating activities	(5)	12
Cash flow from investing activities	—	—
Cash flow from financing activities	—	—

(Decrease) increase in cash and cash equivalents	(5)	12

             Suncor Energy Inc.
 062    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

4. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

	Three months ended September 30
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

	(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Gross revenues	2 588	2 229	1 336	1 093	7 057	6 696	24	29	11 005	10 047
Intersegment revenues	1 316	823	166	51	26	59	(1 508)	(933)	—	—
Less: Royalties	(392)	(262)	(325)	(297)	—	—	—	—	(717)	(559)

Operating revenues, net of royalties	3 512	2 790	1 177	847	7 083	6 755	(1 484)	(904)	10 288	9 488
Other income (expenses)	4	6	31	7	(5)	6	55	69	85	88

	3 516	2 796	1 208	854	7 078	6 761	(1 429)	(835)	10 373	9 576

Expenses
Purchases of crude oil and products	87	46	158	5	5 803	4 999	(1 445)	(926)	4 603	4 124
Operating, selling and general	1 344	1 370	183	182	596	596	195	117	2 318	2 265
Transportation	111	99	29	29	75	51	(10)	(8)	205	171
Depreciation, depletion, amortization and impairment	652	503	274	231	136	116	27	45	1 089	895
Exploration	7	2	31	95	—	—	—	—	38	97
(Gain) loss on disposal of assets	—	3	(130)	(1)	(3)	(4)	—	(1)	(133)	(3)
Project start-up costs	3	16	—	—	—	1	—	—	3	17
Voyageur upgrader project charges	—	—	—	—	—	—	—	—	—	—
Financing (income) expenses	32	33	(8)	20	2	3	(91)	(297)	(65)	(241)

	2 236	2 072	537	561	6 609	5 762	(1 324)	(1 070)	8 058	7 325

Earnings (Loss) before Income Taxes	1 280	724	671	293	469	999	(105)	235	2 315	2 251
Income Taxes
Current	209	—	418	227	245	90	(245)	2	627	319
Deferred	120	187	(193)	(22)	(126)	199	193	24	(6)	388

	329	187	225	205	119	289	(52)	26	621	707

Net Earnings (Loss)	951	537	446	88	350	710	(53)	209	1 694	1 544

Capital and Exploration Expenditures	898	1 113	418	387	202	147	21	23	1 539	1 670

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    063

	Nine months ended September 30
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

	(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Gross revenues	6 681	6 437	4 674	4 434	19 973	19 568	83	58	31 411	30 497
Intersegment revenues	2 971	2 340	282	477	140	145	(3 393)	(2 962)	—	—
Less: Royalties	(658)	(619)	(974)	(1 167)	—	—	—	—	(1 632)	(1 786)

Operating revenues, net of royalties	8 994	8 158	3 982	3 744	20 113	19 713	(3 310)	(2 904)	29 779	28 711
Other income	10	20	71	47	11	26	232	234	324	327

	9 004	8 178	4 053	3 791	20 124	19 739	(3 078)	(2 670)	30 103	29 038

Expenses
Purchases of crude oil and products	261	151	409	259	15 698	15 197	(3 267)	(2 995)	13 101	12 612
Operating, selling and general	4 196	4 056	540	653	1 699	1 668	489	346	6 924	6 723
Transportation	301	274	97	95	207	150	(32)	(28)	573	491
Depreciation, depletion, amortization and impairment	1 759	1 412	889	1 557	381	337	88	126	3 117	3 432
Exploration	96	53	151	185	—	—	—	—	247	238
Gain on disposal of assets	—	(29)	(130)	(1)	(4)	(8)	—	(1)	(134)	(39)
Project start-up costs	13	38	—	—	—	2	—	—	13	40
Voyageur upgrader project charges	176	—	—	—	—	—	—	—	176	—
Financing expenses (income)	98	94	26	54	2	1	583	(222)	709	(73)

	6 900	6 049	1 982	2 802	17 983	17 347	(2 139)	(2 774)	24 726	23 424

Earnings (Loss) before Income Taxes	2 104	2 129	2 071	989	2 141	2 392	(939)	104	5 377	5 614
Income Taxes
Current	210	1	1 100	973	429	244	(220)	27	1 519	1 245
Deferred	323	623	(130)	26	148	461	49	(55)	390	1 055

	533	624	970	999	577	705	(171)	(28)	1 909	2 300

Net Earnings (Loss)	1 571	1 505	1 101	(10)	1 564	1 687	(768)	132	3 468	3 314

Capital and Exploration Expenditures	3 421	3 383	1 093	908	445	394	45	69	5 004	4 754

             Suncor Energy Inc.
 064    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

5. OTHER INCOME

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Energy trading activities
Change in fair value of contracts	106	33	223	161
(Losses) gains on inventory valuation	(61)	(4)	(26)	21
Risk management activities	(14)	2	(17)	1
Investment and interest income	17	18	57	65
Renewable energy grants	13	19	37	45
Change in value of pipeline commitments and other	24	20	50	34

	85	88	324	327

6. ASSET IMPAIRMENT

Syria

In the second quarter of 2012, the company recognized after-tax impairment charges and a bad debt provision of $694 million related to Syrian assets in its Exploration and Production business. An impairment test was performed since there was no resolution to the political situation and international sanctions continued to affect the country. The impairment losses were charged against Property, Plant and Equipment ($604 million) and other current assets ($23 million). The company also recognized a bad debt provision for the remainder of its Syrian receivables ($67 million) at June 30, 2012.

During the fourth quarter of 2012, the company received $300 million of risk mitigation proceeds related to its Syrian operations. The proceeds are subject to a provisional repayment should the company resume operations in Syria. After receipt of the risk mitigation proceeds, a valuation assessment was performed at December 31, 2012, and an impairment reversal of $177 million was recorded.

At September 30, 2013, the carrying value of the company's Property, Plant and Equipment in Syria, net of the risk mitigation provision, was approximately $130 million. There has been no change in the company's overall assessment of its Syrian assets; therefore, no further impairment or impairment reversal was recognized during the quarter.

7. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

Equity-settled plans	11	19	42	78
Cash-settled plans	195	199	262	230

	206	218	304	308

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    065

8. NORMAL COURSE ISSUER BID

Pursuant to the company's normal course issuer bid (the 2012 NCIB) that commenced in the third quarter of 2012, the company repurchased a total of 38.9 million common shares for a total consideration of $1.2 billion.

On August 5, 2013, the company commenced a new normal course issuer bid (the 2013 NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2013 NCIB, the company is permitted to purchase for cancellation up to approximately $1.8 billion worth of its common shares between August 5, 2013 and August 4, 2014, of which the company has repurchased a total of 9.5 million common shares for a total consideration of $343 million.

During the nine months ended September 30, 2013, the company purchased 34.6 million (2012 – 34.4 million) common shares for total consideration of $1,125 million (2012 – $1,043 million). Of the amount recognized, $453 million (2012 – $447 million, net of $1.3 million options premiums) was charged to share capital and $672 million (2012 – $596 million) to retained earnings.

The company has also recorded a liability of $296 million for share purchases that may take place during its internal blackout period under an automatic repurchase plan agreement with an independent broker. Of the liability recognized, $105 million was charged to share capital and $191 million to retained earnings.

9. FINANCING (INCOME) EXPENSES

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Interest on debt	176	162	525	488
Capitalized interest	(99)	(138)	(299)	(444)

Interest expense	77	24	226	44
Interest on pension and other post-retirement benefits	17	19	51	57
Accretion	50	45	148	137
Foreign exchange (gain) loss on U.S. dollar denominated debt	(157)	(289)	301	(272)
Foreign exchange and other	(52)	(40)	(17)	(39)

	(65)	(241)	709	(73)

10. INCOME TAXES

In the second quarter of 2012, the Ontario government substantively enacted legislation to freeze the general corporate income tax rate at the current 11.5% instead of the planned reduction to 10%. Accordingly, the company recognized an increase in deferred tax expense of $88 million related to the revaluation of deferred income tax balances.

             Suncor Energy Inc.
 066    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

11. EARNINGS PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2013	2012	2013	2012

	(restated – note 3)		(restated – note 3)
Net earnings	1 694	1 544	3 468	3 314
Dilutive impact of accounting for awards as equity-settled (1)	—	—	—	(6)

Net earnings – diluted	1 694	1 544	3 468	3 308

(millions of common shares)
Weighted average number of common shares	1 497	1 536	1 507	1 550
Dilutive securities:
Effect of share options	1	2	1	4

Weighted average number of diluted common shares	1 498	1 538	1 508	1 554

(dollars per common share)
Basic earnings per share	1.13	1.01	2.30	2.14
Diluted earnings per share	1.13	1.00	2.30	2.13

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have the most dilutive impact for the nine months ended September 30, 2012.

12. PROVISIONS

In the third quarter of 2013, there was a decrease to the decommissioning and restoration provision as a result of an increase to the credit-adjusted risk-free interest rate of 0.6% ($302 million) and sale of a significant portion of the company's natural gas business in Western Canada ($714 million) (note 16).

For the nine months ended September 30, 2013, there was a net decrease to the decommissioning and restoration provision as a result of an increase to the credit-adjusted risk-free interest rate of 0.8% ($415 million) and sale of a significant portion of the company's natural gas business in Western Canada ($714 million). This was partially offset by an increase of $132 million in the first quarter of 2013 as a result of acquiring a 49% interest in the Voyageur Upgrader Limited Partnership (VULP) and the timing of certain reclamation activities being accelerated due to the Voyageur upgrader project not proceeding (note 15).

13. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

In the third quarter of 2013, an after-tax actuarial loss of $33 million was recorded due to a remeasurement of the company's pension plan assets during the period. For the nine months ended September 30, 2013, an actuarial gain of $353 million was recognized as a result of a 0.7% increase to the actuarial discount rate assumption for employee retirement plans (December 31, 2012 – 3.9%). The corresponding offset was recorded in Other Long-term Liabilities.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    067

14. FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at September 30, 2013.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	59	129	1	189
Accounts payable	(11)	(154)	(5)	(170)

	48	(25)	(4)	19

During the three and nine months ended September 30, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

At September 30, 2013, the carrying value of fixed-term debt accounted for under amortized cost was $9.3 billion and the fair value was $10.9 billion. The estimated fair value of long-term debt is based on pricing sourced from market data.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet. As at September 30, 2013, the net accounts receivable and derivative financial instrument was $49 million (December 31, 2012 – $122 million), comprised of gross asset of $2,834 million (December 31, 2012 – $3,007 million) and gross liability of $2,785 million (December 31, 2012 – $2,885 million).

15. VOYAGEUR UPGRADER PROJECT

Effective March 27, 2013, the company acquired Total E&P Canada Ltd.'s (Total E&P) interest in VULP for $515 million and gained full control over the partnership assets. The transaction was accounted for as a business combination.

Management applies judgment in determining whether an acquisition meets the definition of a business combination or an asset purchase. When a transaction meets the definition of a business combination, the acquired identifiable assets and assumed liabilities, including contingent liabilities, are measured and recognized at their fair value on the date of the acquisition, including tax assets and liabilities. Associated transaction costs are expensed when occurred.

As VULP was in the development stage and therefore had no revenues and the majority of costs were capitalized, no significant net earnings were generated.

The preliminary allocation of the purchase price was based on current best estimates by the company. The completion of the purchase price allocation may result in further adjustment to the carrying value of the recorded assets and liabilities acquired.

             Suncor Energy Inc.
 068    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition are summarized below:

($ millions)

Total purchase price	515

Preliminary allocation of purchase price:
Property, plant and equipment	374
Deferred income taxes	312
Decommissioning and restoration provisions	(81)
Contracts and liabilities acquired	(90)

Net assets acquired	515

The fair value attributed to the property, plant and equipment acquired was based on an expected future cash flow approach for assets expected to be retained, with a risk adjusted discount rate of 10%. For assets expected to be sold, the fair value was determined based on management's best estimate of the recoverable amount.

The fair value of the decommissioning and restoration provisions was determined based on management's best estimate of the costs to complete the reclamation activities, the timing of cash outflows, method of reclamation, the discount rate and management's anticipated use of the area in the future.

Following the acquisition, the company announced that it was not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by the company and its co-owner, Total E&P, in response to a change in market conditions that challenged the economics of the project. The total net book value of the assets retained was approximately $800 million, and included a hot bitumen blending facility, storage tanks and a camp which the company plans to utilize to support the continued growth in its Oil Sands operations.

As a result of not proceeding with the project, an after-tax charge to net earnings of $127 million was recorded during the three months ended March 31, 2013, which included provisions associated with the decommissioning and restoration of the Voyageur site and contract cancellation costs. There was also a net increase of $132 million to the decommissioning and restoration provision as a result of acquiring the 49% interest in VULP and the timing of certain reclamation activities being accelerated due to the project not proceeding.

16. ASSETS SOLD

On September 26, 2013, the company completed the previously announced sale of a significant portion of its natural gas business in Western Canada for proceeds of $1.0 billion before closing adjustments and other closing costs. The sale of these assets resulted in an after-tax gain on disposal of assets of $130 million in its Exploration and Production segment.

17. COMMITMENTS

During the nine months ended September 30, 2013, the company entered into various agreements totalling approximately $1.3 billion over the next 25 years related to pipeline capacity agreements to support third-party diluent imports, and logistics and storage agreements to support the company's market access for transporting inland crudes to the Montreal refinery, coastal markets and the Gulf Coast.

18. SUBSEQUENT EVENT

On October 30, 2013, the company announced that the project co-owners voted unanimously to proceed with the Fort Hills oil sands mining project. Suncor has a 40.8% interest and is the developer and operator of the project.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    069

Quarterly Operating Summary
(unaudited)

	Three months ended					Nine months ended		Twelve months ended

Oil Sands Operations	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012	Sept 30 2013	Sept 30 2012	Dec 31 2012

Total Production (mbbls/d)	423.6	309.4	389.0	378.7	378.9	374.3	352.7	359.2

Excluding Syncrude
Production
Total (mbbls/d)	396.4	276.6	357.8	342.8	341.3	343.9	318.8	324.8
Firebag (mbbls/d of bitumen)	152.7	129.3	137.0	123.4	113.0	139.7	97.5	104.0
MacKay River (mbbls/d of bitumen)	29.2	28.2	28.5	27.9	17.0	28.6	26.6	27.0
Sales (mbbls/d)
Light sweet crude oil	99.0	51.0	112.7	82.3	104.4	87.5	97.6	93.8
Diesel	28.6	28.7	9.0	9.7	28.7	22.2	29.5	24.5
Light sour crude oil	159.9	147.9	190.6	174.4	175.9	166.0	156.7	161.1
Bitumen	84.3	56.4	47.1	57.3	36.4	62.7	40.2	44.5

Total sales	371.8	284.0	359.4	323.7	345.4	338.4	324.0	323.9

Average sales price (1) (dollars per barrel)
Light sweet crude oil	110.80	99.45	95.24	90.76	87.84	101.92	91.26	91.17
Other (diesel, light sour crude oil and bitumen)	93.92	80.79	70.72	70.79	77.73	82.37	80.27	77.83
Total	98.42	84.14	78.41	75.87	80.79	87.42	83.58	81.69

Operating costs (dollars per barrel)
Cash costs	30.30	42.75	31.95	35.20	31.85	34.20	35.10	35.15
Natural gas	2.30	3.80	2.85	2.80	1.50	2.90	1.60	1.90

Cash operating costs (2)	32.60	46.55	34.80	38.00	33.35	37.10	36.70	37.05
Project start-up costs	0.05	0.15	0.05	0.60	0.55	0.05	0.45	0.50

Total cash operating costs	32.65	46.70	34.85	38.60	33.90	37.15	37.15	37.55
Depreciation, depletion and amortization	16.35	20.25	15.10	15.75	14.55	16.95	14.60	14.90

Total operating costs (3)	49.00	66.95	49.95	54.35	48.45	54.10	51.75	52.45

Operating costs – In situ bitumen production only (dollars per barrel)
Cash costs	11.00	10.90	11.40	11.90	14.60	11.10	16.95	15.50
Natural gas	4.15	5.80	5.40	5.20	3.40	5.05	3.35	3.90

Cash operating costs (2)	15.15	16.70	16.80	17.10	18.00	16.15	20.30	19.40
Project start-up costs	0.10	0.30	0.10	1.00	0.70	0.15	(0.05)	0.25

Total cash operating costs	15.25	17.00	16.90	18.10	18.70	16.30	20.25	19.65
Depreciation, depletion and amortization	14.45	11.90	10.40	12.40	12.45	12.35	11.00	11.40

Total operating costs (3)	29.70	28.90	27.30	30.50	31.15	28.65	31.25	31.05

Syncrude
Production (mbbls/d)	27.2	32.8	31.2	35.9	37.6	30.4	33.9	34.4

Average sales price (1) (dollars per barrel)	113.57	100.92	95.51	90.90	90.24	102.91	93.32	92.69

Operating costs* (dollars per barrel)
Cash costs	48.90	40.95	40.45	37.60	33.40	43.20	38.25	38.10
Natural gas	1.25	1.50	1.60	1.60	0.95	1.45	1.05	1.20

Cash operating costs (2)	50.15	42.45	42.05	39.20	34.35	44.65	39.30	39.30
Project start-up costs	0.50	0.50	0.25	—	—	0.40	—	—

Total cash operating costs	50.65	42.95	42.30	39.20	34.35	45.05	39.30	39.30
Depreciation, depletion and amortization	19.25	17.80	20.75	16.90	13.80	19.25	15.10	15.55

Total operating costs (3)	69.90	60.75	63.05	56.10	48.15	64.30	54.40	54.85

See accompanying footnotes and definitions to the quarterly operating summaries.

             Suncor Energy Inc.
 070    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve months ended

Exploration and Production	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012	Sept 30 2013	Sept 30 2012	Dec 31 2012

Total Production (mboe/d)	171.4	190.7	207.1	177.8	156.4	189.8	193.8	189.9
Total Average Sales Price (1) (dollars per barrel)	88.74	84.28	90.67	83.87	77.33	87.81	84.15	84.05

North America Onshore
Production
Natural gas (mmcf/d)	238	251	263	264	279	251	298	290
Natural gas liquids and crude oil (mbbls/d)	5.8	6.2	7.6	5.9	5.5	6.6	5.5	5.6
Total production (mmcfe/d)	273	289	309	299	312	291	331	323

Average sales price (1)
Natural gas (dollars per mcf)	2.68	3.46	3.02	2.96	2.15	3.06	1.94	2.17
Natural gas liquids and crude oil (dollars per barrel)	83.75	78.61	82.77	71.43	72.91	81.76	78.91	76.93

East Coast Canada
Production (mbbls/d)
Terra Nova	20.5	16.8	14.2	2.2	—	17.2	10.9	8.8
Hibernia	28.8	25.7	27.8	29.1	15.7	27.4	25.1	26.1
White Rose	13.1	15.3	16.4	17.0	7.0	15.0	9.8	11.6

	62.4	57.8	58.4	48.3	22.7	59.6	45.8	46.5

Average sales price (1) (dollars per barrel)	116.94	103.68	112.57	108.37	108.49	111.23	113.50	112.15

International
Production (mboe/d)
North Sea
Buzzard	50.4	57.8	55.3	35.3	41.9	54.5	52.2	48.0
Other International
Libya	13.1	27.0	41.9	44.4	39.8	27.3	40.6	41.5
Syria	—	—	—	—	—	—	—	—

	63.5	84.8	97.2	79.7	81.7	81.8	92.8	89.5

Average sales price (1) (dollars per boe)
Buzzard	111.00	99.77	110.94	104.19	104.06	107.03	106.55	106.12
Other International***	—	104.21	110.36	108.05	107.32	107.94	111.64	110.65

See accompanying footnotes and definitions to the quarterly operating summaries.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    071

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve months ended

Refining and Marketing	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012	Sept 30 2013	Sept 30 2012	Dec 31 2012

Eastern North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	19.9	15.4	19.4	19.6	20.2	18.2	19.8	19.8
Distillate	12.1	18.1	13.5	13.4	12.5	14.6	11.5	12.0

Total transportation fuel sales	32.0	33.5	32.9	33.0	32.7	32.8	31.3	31.8
Petrochemicals	1.8	2.4	1.8	1.8	1.7	2.0	2.1	2.0
Asphalt	4.1	2.2	1.6	2.3	3.5	2.6	2.4	2.4
Other	4.4	5.2	5.3	5.2	4.9	4.9	5.4	5.4

Total refined product sales	42.3	43.3	41.6	42.3	42.8	42.3	41.2	41.6

Crude oil supply and refining
Processed at refineries (mbbls/d)	206.9	212.1	205.7	202.3	205.0	208.2	196.1	197.7
Utilization of refining capacity (%)	93	96	93	91	92	94	88	89

Western North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	22.2	20.4	20.0	20.3	21.3	20.9	20.5	20.4
Distillate	20.6	16.3	20.6	20.5	18.2	19.1	18.5	19.0

Total transportation fuel sales	42.8	36.7	40.6	40.8	39.5	40.0	39.0	39.4
Asphalt	2.3	1.9	1.4	1.5	1.9	1.9	1.6	1.6
Other	3.0	2.7	2.6	2.4	3.3	2.8	3.2	3.0

Total refined product sales	48.1	41.3	44.6	44.7	44.7	44.7	43.8	44.0

Crude oil supply and refining
Processed at refineries (mbbls/d)	241.9	202.4	237.3	234.7	236.4	227.2	233.4	233.7
Utilization of refining capacity (%)**	102	85	100	101	101	95	100	100

Total utilization of refining capacity (%)**	98	90	96	96	97	95	94	95

See accompanying footnotes and definitions to the quarterly operating summaries.

             Suncor Energy Inc.
 072    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve months ended

Netbacks	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012	Sept 30 2013	Sept 30 2012	Dec 31 2012

North America Onshore (dollars per mcfe)
Average price realized (4)	4.62	5.58	4.89	4.65	3.81	5.04	3.76	3.97
Royalties	(0.37)	(0.49)	(0.58)	(0.38)	(0.28)	(0.49)	(0.24)	(0.27)
Transportation costs	(0.34)	(0.28)	(0.23)	(0.27)	(0.35)	(0.28)	(0.32)	(0.31)
Operating costs	(1.84)	(1.82)	(1.43)	(1.39)	(1.63)	(1.69)	(1.55)	(1.51)

Operating netback	2.07	2.99	2.65	2.61	1.55	2.58	1.65	1.88

East Coast Canada (dollars per barrel)
Average price realized (4)	118.24	105.83	114.32	110.69	112.91	112.96	115.80	114.46
Royalties	(30.23)	(23.70)	(26.61)	(27.17)	(31.16)	(26.95)	(35.61)	(33.40)
Transportation costs	(1.30)	(2.15)	(1.75)	(2.32)	(4.42)	(1.73)	(2.30)	(2.31)
Operating costs	(9.47)	(11.44)	(9.05)	(12.00)	(33.17)	(9.98)	(14.12)	(13.57)

Operating netback	77.25	68.54	76.91	69.20	44.16	74.31	63.77	65.18

North Sea – Buzzard (dollars per barrel)
Average price realized (4)	113.30	102.17	113.33	106.62	106.35	109.40	108.87	108.46
Transportation costs	(2.30)	(2.40)	(2.39)	(2.43)	(2.29)	(2.37)	(2.32)	(2.34)
Operating costs	(7.64)	(6.29)	(5.80)	(10.71)	(8.24)	(6.31)	(5.29)	(6.38)

Operating netback	103.36	93.48	105.14	93.48	95.82	100.72	101.26	99.74

Other International (dollars per boe)***
Average price realized (4)	—	104.62	110.69	108.34	107.67	108.30	112.00	110.99
Royalties	—	(79.56)	(41.81)	(81.09)	(61.02)	(56.70)	(61.75)	(66.93)
Transportation costs	—	(0.41)	(0.33)	(0.29)	(0.35)	(0.36)	(0.36)	(0.34)
Operating costs	—	(3.47)	(3.34)	(1.97)	(1.13)	(3.39)	(1.93)	(1.94)

Operating netback	—	21.18	65.21	24.99	45.17	47.85	47.96	41.78

See accompanying footnotes and definitions to the quarterly operating summaries.

Suncor Energy Inc.
                                                                                                                                       2013 Third Quarter    073

Quarterly Operating Summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash and total operating costs per barrel and netback data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	–	This is calculated before royalties (where applicable) and net of related transportation costs.
(2) Cash operating costs	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and non-production costs), and including operating revenues associated with excess power from cogeneration units.
(3) Total operating costs	–	Include cash operating costs as defined above and cash start-up costs and non-cash operating costs.
(4) Average price realized	–	This is calculated before transportation costs and royalties.

Explanatory Notes

*	Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing operations of each company as well as their respective accounting policy choices.
**	As of January 1, 2013, the Edmonton refinery's nameplate capacity increased to 140 mbbls/d. Comparative utilization percentages have not been restated.
***	During the third quarter of 2013, no sales were recorded in Libya as there were no liftings during the period due to political unrest and related labour disputes.

Abbreviations

mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe/d	– thousands of barrels of oil equivalent per day
m3/d	– cubic metres per day

Metric conversion

Crude oil, refined products, etc.	1m3 (cubic metre) = approx. 6.29 barrels

             Suncor Energy Inc.
 074    2013 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Suncor Energy Inc.
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  EXHIBIT 99.1